Execution Version

ACQUISITION AGREEMENT

THIS ACQUISITION AGREEMENT (the “Agreement”) dated December 23, 2004.

BETWEEN:

GOLDCORP INC., a corporation existing under the laws of the Province of Ontario, Canada

(“Goldcorp”)

– and –

WHEATON RIVER MINERALS LTD., a corporation existing under the laws of the Province of Ontario, Canada

(“Wheaton”)

     WHEREAS Goldcorp and Wheaton wish to enter into a business combination that would be favourable to Goldcorp and Wheaton and their respective shareholders;

     AND WHEREAS the business combination, considered in its entirety as a single integrated transaction, is intended to qualify for U.S. federal income tax purposes as a reorganization under the provisions of Section 368(a) of the United States Internal Revenue Code of 1986, as amended, the Treasury Regulations promulgated thereunder and other applicable U.S. federal income tax law;

     NOW THEREFORE IN CONSIDERATION of the covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties hereto hereby covenant and agree as follows:

1.	INTERPRETATION

1.1	Defined Terms. In this Agreement:

“Acquisition Proposal” means, in respect of Wheaton or Goldcorp, any proposal or offer made by any person, other than the other party and its affiliates, with respect to any proposed transaction (by purchase, merger, amalgamation, arrangement, business combination, liquidation, dissolution, recapitalization, take-over bid or otherwise, including, for greater certainty, the proposed offer for Goldcorp Common Shares announced by Glamis Gold Ltd. on December 16, 2004, that could result in any person (or group of persons acting jointly or in concert), other than the other party and its affiliates, acquiring or beneficially owning or exercising control or direction over: (i) a material portion of the assets of it and its Subsidiaries, on a consolidated basis; or (ii) together with any of its common shares or any equity shares or voting shares of any of its Subsidiaries beneficially owned by such person (or group of persons acting jointly or in concert) or over which such person (or group of persons acting jointly or in concert) exercised direction or control prior to such proposal or offer, 10% or more of its common shares or the equity shares or voting shares of any of its Subsidiaries.

“AMEX” means the American Stock Exchange.

“business day” means any day other than a Saturday, Sunday, a public holiday or a day on which commercial banks are not open for business in the Cities of Toronto or Vancouver.

“Confidentiality Agreement” means the confidentiality agreement dated December 3, 2004 between Goldcorp and Wheaton.

“Directors’ Circular” means the directors’ circular of the directors of Wheaton relating to the Offer, as amended from time to time.

“Encumbrance” includes any mortgage, pledge, assignment, charge, lien, claim, security interest, adverse interest, other third person interest or encumbrance of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by law, contract or otherwise) capable of becoming any of the foregoing.

“Environmental Approvals” means all permits, certificates, licences, authorizations, consents, instructions, registrations, directions or approvals or similar authority issued or required by any Governmental Entity pursuant to any Environmental Law.

“Environmental Condition” means the spill, discharge, disposal, deposit, emission or release into the environment (including, without limitation, ambient air, surface water, groundwater or land), generation, receiving, handling, use, storage, containment, treatment, transportation, shipment or disposition prior to the Closing Date of any Hazardous Substance by any person in respect of which remedial action is required under any Environmental Laws or as to which any liability is currently or in the future imposed upon any person based upon the acts or omissions of any person prior to the Closing Date with respect to any Hazardous Substance or reporting with respect thereto.

“Environmental Laws” means all applicable Laws, including applicable common law, relating to the protection of the environment and employee and public health and safety, and includes Environmental Approvals.

“Expiry Date” has the meaning set out in section 2.8 hereof.

“Expiry Time” means the time at which the Offer expires in accordance with its terms and in accordance with the Securities Laws.

“Goldcorp Circular” means the management information circular to be prepared by Goldcorp in respect of the Goldcorp Meeting.

“Goldcorp Common Shares” means common shares of Goldcorp.

“Goldcorp Disclosure Letter” means the letter of even date herewith delivered by Goldcorp to Wheaton in a form accepted by and initialled on behalf of Wheaton with respect to certain matters in this Agreement.

“Goldcorp Group Companies” means Goldcorp, the Goldcorp Subsidiaries and the Goldcorp Significant Interest Companies, collectively.

“Goldcorp Meeting” means a special meeting of the Goldcorp Shareholders called to consider an ordinary resolution to approve the Goldcorp Share Issuance, and shall include any adjournment or postponement thereof.

“Goldcorp Options” means the options of Goldcorp, as at December 22, 2004, to purchase an aggregate of 6,144,479 Goldcorp Common Shares issued pursuant to the Goldcorp Share Option Plan, a summary of which is provided in Schedule D hereto.

“Goldcorp Share Issuance” means the issuance by Goldcorp of Goldcorp Common Shares pursuant to the Offer and the Subsequent Acquisition Transaction.

“Goldcorp Share Option Plan” means the share option plan of Goldcorp adopted in 2000.

“Goldcorp Shareholders” means, collectively, the holders of Goldcorp Common Shares.

“Goldcorp Significant Interest Companies” means the corporations identified as such in Schedule B attached hereto, collectively.

“Goldcorp Subsidiaries” means the corporations identified as such in Schedule B attached hereto, collectively.

“Goldcorp Warrants” means: (i) the 3,000,000 share purchase warrants expiring May 13, 2009, each of which entitles the holder to acquire two Goldcorp Common Shares, at a total price of C$20.00 (C$10.00 per share); and (ii) the 4,000,000 share purchase warrants expiring April 30, 2007, each of which entitles the holder to acquire two Goldcorp Common Shares at a total price of $25.00 ($12.50 per share).

“Governmental Entity” means any applicable: (i) multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign; (ii) any subdivision, agency, commission, board or authority of any of the foregoing; or (iii) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing.

“Hazardous Substance” means any pollutant, contaminant or waste of any nature, and any substance, including deleterious substance, hazardous substance, hazardous material, toxic substance, dangerous substance or dangerous good as defined, judicially interpreted or identified in or for the purposes of any Environmental Law.

“Investment Laws” means, collectively, the Competition Act (Canada), the U.S. Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, the Foreign Acquisition and Takeovers Act 1975 (Cth) (Australia) and other similar laws of other jurisdictions in which the Offer is made or in which Goldcorp or Wheaton carries on business, including, without limitation, in Brazil, Argentina and Mexico.

“Laws” means all laws, by-laws, rules, regulations, orders, ordinances, protocols, codes, statutes, instruments, policies, notices, directions and judgments or other requirements of any Governmental Entity.

“Material Adverse Change” means, in respect of Goldcorp or Wheaton, any one or more changes, events or occurrences, and “Material Adverse Effect” means, in respect of Goldcorp or Wheaton, any state of facts, which, in either case, either individually or in the aggregate, is, or would reasonably be expected to be, material and adverse to the business, operations, results of operations, prospects, assets, liabilities or financial condition of Goldcorp and the Goldcorp Subsidiaries, or Wheaton and the Wheaton Subsidiaries, respectively, on a consolidated basis, other than any change, effect, event or occurrence: (i) relating to the global economy or securities markets in general; (ii) affecting the worldwide gold, copper or silver mining industries in general and which does not have a materially disproportionate effect on Goldcorp and the Goldcorp Subsidiaries on a consolidated basis, or Wheaton and the Wheaton Subsidiaries on a consolidated basis, respectively; (iii) resulting from changes in the price of gold, copper or silver; or (iv) relating to changes in currency exchange rates, and references in this Agreement to dollar amounts are not intended to be, and shall not be deemed to be, interpretive of the amount used for the purpose of determining whether a “Material Adverse Change” has occurred or whether a state of facts exists that has or could have a “Material Adverse Effect” and such defined terms and all other references to materiality in this Agreement shall be interpreted without reference to any such amounts.

“Minimum Tender Condition” has the meaning set out in Schedule A.

“NYSE” means the New York Stock Exchange.

“OBCA” means the Business Corporations Act (Ontario).

“Offer” means the offer to be made by the Offeror pursuant to this Agreement to purchase all of the outstanding Wheaton Common Shares upon and subject to the terms and conditions described in Schedule A and shall include any further amendments or variations to, or extensions of, such Offer, made in accordance with the terms of this Agreement.

“Offer Documents” means, collectively, the Offer and the take-over bid circular, the Schedule TO to be filed with the SEC, the letter of transmittal and the letter of guaranteed delivery relating to the Offer, and other documents relating to the Offer filed with the SEC, in each case as amended from time to time.

“Offeror” means, collectively, Goldcorp and Subsidiary Bidco.

“Response Period” has the meaning set out in subsection 8.5(a)(ii).

“SEC” means the Securities and Exchange Commission of the United States of America;

“Securities Authorities” means the Ontario Securities Commission and the other securities regulatory authorities in the provinces and territories of Canada and the SEC, collectively.

“Securities Laws” means, collectively, any securities laws applicable to the Offer, including, without limitation, the Securities Act (Ontario) and the rules and regulations made thereunder, the similar legislation, rules and regulations of the other Canadian provinces, the applicable laws of the United States and other similar laws of other jurisdictions in which the Offer is made.

“Share Exchange Ratio” means the ratio of 0.25 of a Goldcorp Common Share for each Wheaton Common Share.

“Subsequent Acquisition Transaction” means a transaction to acquire any Wheaton Common Shares not tendered to the Offer involving the continuance of Wheaton under the laws of the Province of Nova Scotia followed by the amalgamation of Wheaton and Subsidiary Bidco (pursuant to which Wheaton Shareholders would receive Goldcorp Common Shares directly from Goldcorp), and otherwise satisfying, in Wheaton’s opinion, the requirements for qualifying, together with the Offer as a single integrated transaction, as a reorganization within the meaning of section 368(a) of the U.S. Tax Code for U.S. federal income tax purposes.

“Subsequent Offering Period” means a subsequent offering period following the Offer pursuant to Rule 14d-11 under the 1934 Act.

“Subsidiary” means, with respect to a specified body corporate, any body corporate of which the specified body corporate is entitled to elect a majority of the directors thereof and shall include any body corporate, partnership, joint venture or other entity over which such specified body corporate exercises direction or control or which is in a like relation to such a body corporate, excluding any body corporate in respect of which such entitlement to elect directors is not exercised by the specified body corporate as a result of any existing contract, agreement or commitment, and, in the case of Goldcorp, includes the Goldcorp Subsidiaries and, in the case of Wheaton, includes the Wheaton Subsidiaries.

“Subsidiary Bidco” means a wholly-owned subsidiary of Goldcorp that is incorporated under the laws of the Province of Nova Scotia as an unlimited liability company.

“Superior Proposal” has the meaning set out in Section 8.2(a).

“Tax” and “Taxes” means all taxes, assessments, charges, dues, duties, rates, fees, imposts, levies and similar charges of any kind lawfully levied, assessed or imposed by any Governmental Entity, including all income taxes (including any tax on or based upon net income, gross income, income as specially defined, earnings, profits or selected items of income, earnings or profits) and all capital taxes, gross receipts taxes, environmental taxes, sales taxes, use taxes, ad valorem taxes, value added taxes, transfer taxes (including, without limitation, taxes relating to the transfer of interests in real property or entities holding interests therein), franchise taxes, licence taxes, withholding taxes, payroll taxes, employment taxes, Canada or Québec Pension Plan premiums, excise, severance, social security, workers’ compensation, employment insurance or compensation taxes or premium, stamp taxes, occupation taxes, premium taxes, property taxes, windfall profits taxes, alternative or add-on minimum taxes, goods and services tax, customs duties or other taxes, fees, imports, assessments or charges of any kind whatsoever, together with any interest and any penalties or additional amounts imposed by any Governmental Entity on such entity, and any interest, penalties, additional taxes and additions to tax imposed with respect to the foregoing.

“Tax Act” means the Income Tax Act (Canada).

“Tax Returns” means all returns, schedules, elections, declarations, reports, information returns and statements required to be filed with any Governmental Entity relating to Taxes.

“TSX” means the Toronto Stock Exchange.

“U.S. Tax Code” means The United States Internal Revenue Code of 1986, as amended, or any successor thereto.

“Wheaton Common Shares” means the outstanding common shares of Wheaton, including any such common shares issued upon the exercise of Wheaton Options and Wheaton Warrants.

“Wheaton Disclosure Letter” means the letter of even date herewith delivered by Wheaton to Goldcorp in a form accepted by and initialled on behalf of Goldcorp with respect to certain matters in this Agreement.

“Wheaton Group Companies” means Wheaton and the Wheaton Subsidiaries and the Wheaton Significant Interest Companies, collectively.

“Wheaton Options” means the options of Wheaton to purchase an aggregate of 20,231,497 Wheaton Common Shares issued pursuant to the Wheaton Share Option Plans and the options to purchase an aggregate of 700,000 Wheaton Common Shares issued pursuant to the acquisition of the Luismin mine, which options are subject to the terms of Wheaton’s 2001 Share Option Plan, a summary of which is provided in Schedule E hereto.

“Wheaton Series A Warrants” means those warrants referred to in paragraph (ii) of the definition of Wheaton Warrants below.

“Wheaton Share Option Plans” means the share option plans of Wheaton adopted in 1995 and 2001.

“Wheaton Shareholders” means, collectively, the holders of Wheaton Common Shares.

“Wheaton Significant Interest Companies” means the corporations identified as such in Schedule C attached hereto, collectively.

“Wheaton Subsidiaries” means the corporations identified as such in Schedule C attached hereto, collectively.

“Wheaton Warrants” means: (i) the 54,716,772 warrants expiring May 30, 2007 entitling the holders to purchase an aggregate of 54,716,772 Wheaton Common Shares at a price of C$1.65 per Wheaton Common Share issued and outstanding pursuant to the warrant indenture dated May 30, 2002 between Wheaton and CIBC Mellon Trust Company; (ii) the 57,341,837 Series A Warrants, expiring May 30, 2007, entitling the holders to purchase an aggregate of 57,341,837 Wheaton Common Shares at a price of C$1.65 per Wheaton Common Share issued and outstanding pursuant to the warrant indenture dated February 27, 2003 between Wheaton and CIBC Mellon Trust Company; and (iii) the 64,296,174 Series B Warrants, expiring August 25, 2008, entitling the holders to purchase an aggregate of 64,296,174 Wheaton Common Shares at a price of C$3.10 per Wheaton Common Share issued and outstanding pursuant to the Warrant Indenture dated August 25, 2003 between Wheaton and CIBC Mellon Trust Company, and two supplemental warrant indentures dated October 14, 2003 and January 8, 2004, respectively, each of which is between Wheaton and CIBC Mellon Trust Company.

“Wheaton Warrant Indentures” means the warrant indentures made between Wheaton and CIBC Mellon Trust Company dated May 30, 2002, February 27, 2003 and August 25, 2003 as such indentures have been amended or supplemented prior to the date hereof.

“1933 Act” means the Securities Act of 1933, as amended, of the United States of America.

“1934 Act” means the Securities Exchange Act of 1934, as amended, of the United States of America.

“1940 Act” means the Investment Company Act of 1940, as amended, of the United States of America.

1.2     Governing Law. This Agreement shall be governed by and interpreted in accordance with the Laws of the Province of Ontario and the federal laws of Canada applicable therein, but the reference to such laws will not, by conflict of laws rules or otherwise, require the application of the law of any jurisdiction other than the Province of Ontario. Each party hereto hereby irrevocably attorns to the jurisdiction of the courts of the Province of Ontario in respect of all matters arising under or in relation to this Agreement.

1.3     Headings. The headings contained in this Agreement are for convenience of reference only and will not affect in any way the meaning or interpretation of this Agreement.

1.4     Severability. Any provision of this Agreement that is declared by a court of competent jurisdiction to be invalid or unenforceable in any jurisdiction will be ineffective to the extent of such invalidity or unenforceability without invalidating or rendering unenforceable the remaining provisions of this Agreement, and any such invalidity or unenforceability in any jurisdiction will not alone invalidate or render unenforceable such provision in any other jurisdiction.

1.5     Currency. Unless otherwise stated, all references in this Agreement to amounts of money are expressed in lawful money of United States.

1.6     Meaning of Certain Phrase. In this Agreement the phrase “in the ordinary and regular course of business” will mean and refer to those activities that are normally conducted by corporations engaged in the exploration for precious and base metals and in the construction and operation of precious and base metal mines.

1.7     Knowledge. Where the phrases “to the knowledge of Goldcorp” or “to Goldcorp’s knowledge” or “to the knowledge of Wheaton” or “to Wheaton’s knowledge” are used: (i) in respect of Goldcorp, the Goldcorp Subsidiaries, Wheaton or the Wheaton Subsidiaries, such phrase shall mean, in respect of each representation and warranty or other statement which is qualified by such phrase, that such representation and warranty or other statement is being made based upon: (A) in the case of Goldcorp and the Goldcorp Subsidiaries, the collective actual knowledge of those officers of Goldcorp and the Goldcorp Subsidiaries set forth in Schedule H hereto, and (B) in the case of Wheaton and the Wheaton Subsidiaries, the collective actual knowledge of those officers of Wheaton and the Wheaton Subsidiaries set forth in Schedule I hereto; and (ii) to qualify any representation and warranty or statement made in respect of the Goldcorp Significant Interest Companies or the Wheaton Significant Interest Companies, such phrase shall mean that (A) in the case of the Goldcorp Significant Interest Companies, to the collective actual knowledge of those officers of Goldcorp and the Goldcorp Subsidiaries and those officers, directors or members of a management or operating committee of a Goldcorp Significant Interest Company who are set forth in Schedule H hereto, they have no actual knowledge that the representation and warranty or statement qualified by such phrase is incorrect, and (B) in the case of the Wheaton Significant Interest Companies, to the collective actual knowledge of those officers of Wheaton and the Wheaton Subsidiaries and those officers, directors or members of a management or operating committee of a Wheaton Significant Interest Company who are set forth in Schedule I hereto, they have no actual knowledge that the representation and warranty or statement qualified by such phrase is incorrect.

1.8     Schedules. The following are the Schedules attached to and incorporated in this Agreement by reference and are deemed to form a part of this Agreement:

Schedule A	Terms and Conditions of the Offer

Schedule B	Goldcorp Subsidiaries and Goldcorp Significant Interest Companies

Schedule C	Wheaton Subsidiaries and Wheaton Significant Interest Companies

Schedule D	Description of Goldcorp Options

Schedule E	Description of Wheaton Options

Schedule F	List of Goldcorp Principal Properties

Schedule G	List of Wheaton Principal Properties

Schedule H	List of Goldcorp Officers

Schedule I	List of Wheaton Officers

1.9          Commercially Reasonable Efforts. Each of Goldcorp and Wheaton acknowledges and agrees that, for all purposes of this Agreement, an obligation on the part of either party to use its commercially reasonable efforts to obtain any waiver, consent, approval, authorization or other document or perform any action shall not require such party to make any payment to any person for the purpose of procuring or performing, as the case may be, the same, other than payments for amounts due and payable to such person, payments for incidental expenses incurred by such person and payments required by any applicable Laws.

2.     THE OFFER

2.1          The Offer. As soon as practicable after the date of this Agreement, the Offeror will make the Offer in accordance with this Agreement and the Securities Laws. Provided that the Offeror has received the list of registered holders and beneficial owners of Wheaton Common Shares, and all regulatory waivers, consents and approvals that are necessary to permit the Offeror to mail the Offer, and provided further that the Offeror is not otherwise prohibited from making the Offer by a court or regulatory authority of competent jurisdiction, the Offeror will make the Offer by December 31, 2004. Wheaton Shareholders subject to Tax will be permitted to tender Wheaton Common Shares to Goldcorp.

2.2          Consideration. The Offeror shall make the Offer on the basis of the Share Exchange Ratio. No fractional Goldcorp Common Shares will be issued pursuant to the Offer; any fractional number of Goldcorp Common Shares equal to or greater than 0.5 will be rounded up to the nearest whole number and less than 0.5 will be rounded down to the nearest whole number.

2.3          Offer Documents. The form and content of the Offer Documents will comply in all material respects with the requirements of the Securities Laws. Wheaton will use its reasonable efforts to assist, and to cooperate with, the Offeror in sending the Offer Documents to Wheaton Shareholders, including, without limitation, providing to the Offeror promptly, from time to time, lists of the registered holders and beneficial owners of Wheaton Common Shares. The Offeror will send the Offer Documents to Wheaton Shareholders by mail, and will file the Offer Documents with the applicable securities regulatory authorities in accordance with the Securities Laws. Prior to the mailing of the Offer Documents, the Offeror will provide Wheaton with an opportunity to review and comment on the Offer Documents recognizing that whether or not such comments are appropriate will be determined by the Offeror, acting reasonably.

2.4          Registration Statement. Goldcorp shall, prior to or at the time of issue of the Goldcorp Common Shares to be issued pursuant to the Offer, have declared effective a registration statement on Form F-10 registering such shares under the 1933 Act.

2.5           Listing. Goldcorp shall effect the listing of the Goldcorp Common Shares to be issued pursuant to the Offer on the TSX and the NYSE at the time of issue of such shares.

2.6      Expiry Time. The initial Expiry Time will be 12:01 a.m. (Vancouver time) on the 36th calendar day after the date on which the Offer Documents are mailed to Wheaton Shareholders (or, if such 36th day is not a business day, on the next succeeding business day); provided that, if the conditions set forth in Schedule A are not satisfied at the Expiry Time, the Offeror may extend the Expiry Time, one or more times, in its sole discretion, subject only to section 2.8. The Offeror will comply with all applicable Securities Laws in connection with any such extension of the Expiry Time and the Offeror reserves the right to make available a Subsequent Offering Period provided that it complies with applicable Canadian Securities Laws.

2.7      Take Up and Payment. Subject to the satisfaction or waiver of the conditions set forth in Schedule A, the Offeror will, within the time periods required by the Securities Laws, take up and pay for all Wheaton Common Shares validly tendered (and not properly withdrawn) pursuant to the Offer.

2.8      Amendment and Waiver. The Offeror will not amend or vary the terms and conditions of the Offer, except to increase the value of the consideration payable thereunder or to extend the Expiry Time, from time to time, to a date (the “Expiry Date”) not later than: (i) 120 calendar days after the date of the Offer in the event that any of the conditions in paragraphs (e), (f), (g), (h) or (j) of Schedule A have not been satisfied or waived by the Offeror or if an Acquisition Proposal has been made and is continuing; and (ii) in any case other than as provided in clause 2.8(i), 60 calendar days after the date of the Offer; provided, however, that the Offeror may waive any one or more of the conditions of the Offer, in its sole discretion, except the Minimum Tender Condition. The Minimum Tender Condition may be waived by Goldcorp only with the prior written consent of Wheaton. The Offeror will comply with all applicable Securities Laws in connection with any such amendment to the Offer or any waiver of any condition thereto.

2.9      Directors’ Circular. The Directors’ Circular will contain a unanimous recommendation by the board of directors of Wheaton that Wheaton Shareholders accept the Offer and tender their Wheaton Common Shares in acceptance of the Offer. Except as expressly permitted under this Agreement, such recommendation in the Directors’ Circular shall not be withdrawn, varied or otherwise amended. The form and content of the Directors’ Circular will comply in all material respects with the requirements of the Securities Laws. Wheaton will send the Directors’ Circular to Wheaton Shareholders by mail, and will file the Directors’ Circular and other documents required to be filed by Wheaton under the Securities Laws with the applicable securities regulatory authorities, in accordance with the Securities Laws; provided that Wheaton will use all reasonable efforts to prepare the Directors’ Circular as quickly as practicable so that it may be mailed to Wheaton Shareholders with the Offer Documents. Prior to the final approval of the Directors Circular by the board of directors of Wheaton, Wheaton shall provide Goldcorp with an opportunity to review and comment on it, recognizing that whether or not such comments are appropriate will be determined by Wheaton and its board of directors, acting reasonably.

2.10      Cooperation. At the request of Goldcorp, Wheaton will provide to Goldcorp, on a timely basis, all financial and other information concerning the Wheaton Group Companies that Goldcorp reasonably requires in order to prepare the Offer Documents in accordance with the Securities Laws, and will otherwise cooperate fully with Goldcorp in the preparation of the Offer Documents so that they may be sent to Wheaton Shareholders promptly.

3.     ACTIONS FOLLOWING COMPLETION OF THE OFFER

3.1      Management and Directors. If the Minimum Tender Condition is satisfied and the Offeror takes up and pays for Wheaton Common Shares under the Offer, Goldcorp and Wheaton will use all reasonable efforts to cause their respective boards of directors to pass such resolutions and to take such other actions as may be required in order that: (i) the number of directors of Goldcorp will be increased to ten, with five current directors of Goldcorp to be nominated by Ian Telfer, on behalf of Wheaton, remaining as directors of Goldcorp and five current directors of Wheaton nominated by Robert McEwen, on behalf of Goldcorp, becoming directors of Goldcorp; (ii) Ian Telfer will become a director of Goldcorp and will be appointed as Chief Executive Officer of Goldcorp; (iii) Robert McEwen will remain as a director and the Chair of Goldcorp; and (iv) all of the directors of Wheaton will be replaced by nominees of Goldcorp to be determined by the board of directors of Goldcorp following the appointments referred to in (i) above.

3.2      Subsequent Acquisition Transaction. Upon satisfaction of the Minimum Tender Consideration, Goldcorp and Wheaton shall take all necessary steps to proceed with, as soon as practicable and in any event within 120 days following the Expiry Time, a Subsequent Acquisition Transaction so that Goldcorp may thereby acquire all of the Wheaton Common Shares that were not acquired by Goldcorp under the Offer. The consideration offered under the Subsequent Acquisition Transaction will be at least equal in value to and in the same form as the consideration offered under the Offer.

3.3      U.S. Tax Treatment. The Offer, considered together with the Subsequent Acquisition Transaction as a single integrated transaction, is intended to qualify as a reorganization within the meaning of Section 368(a) of the U.S. Tax Code and the Treasury Regulations promulgated thereunder, and this Agreement is intended to be a “plan of reorganization” within the meaning of the Treasury Regulations promulgated under Section 368 of the U.S. Tax Code. Each party hereto agrees to treat the Offer, considered together with the Subsequent Acquisition Transaction, as a reorganization within the meaning of Section 368(a) of the U.S. Tax Code for all U.S. federal income tax purposes, and agrees to treat this Agreement as a “plan of reorganization” within the meaning of the Treasury Regulations promulgated under Section 368 of the U.S. Tax Code, and to not take any position on any Tax Return or otherwise take any Tax reporting position inconsistent with such treatment, unless otherwise required by a “determination” within the meaning of Section 1313 of the U.S. Tax Code that such treatment is not correct. Each party hereto agrees to act in good faith, consistent with the intent of the parties and the intended treatment of the Offer, considered together with the Subsequent Acquisition Transaction, as set forth in this Section 3.3.

3.4      Treatment of Wheaton Options and Wheaton Warrants.

(a)	No offer shall be made by Goldcorp for Wheaton Options. Subject to obtaining all necessary regulatory and shareholder approvals, the board of directors of Wheaton may take the necessary actions to provide that (i) each Wheaton Option holder, other than the directors of Wheaton or the senior officers of Wheaton listed in Schedule I, may, at his or her option, request that Wheaton fund the exercise price payable by such option holder against receipt of a written direction to repay the amount of such funding from the proceeds of the sale by the depository under the Offer (or such other person as Wheaton and Goldcorp may agree) for and on behalf of such option holders of such number of Goldcorp Common Shares to be received by such holder for the Wheaton Common Shares tendered to the Offer pursuant to the exercise of his or her options that is sufficient to repay the amount of such funding, or (ii) each Wheaton Option holder may, at his or her option, in the case of Wheaton Option holders other than the directors of Wheaton or the senior officers of Wheaton listed in Schedule I, or shall, in the case of Wheaton Option holders who are directors of Wheaton or senior officers of Wheaton listed in Schedule I, receive upon the exercise of such options after a Subsequent Acquisition Transaction in accordance with the terms of such options, and shall accept in lieu of the number of Wheaton Common Shares otherwise issuable upon such exercise, the number of Goldcorp Common Shares (rounded down to the nearest whole number) which such holder would have been entitled to receive as a result of the Offer, if such holder had been the registered holder of the number of Wheaton Common Shares to which such holder was entitled upon such exercise immediately prior to the effective time of a Subsequent Acquisition Transaction. Any such action shall be conditional upon the take up of Wheaton Common Shares under the Offer. Notwithstanding any provision of this Agreement to the contrary, Goldcorp Common Shares to be received by a Wheaton Option holder for Wheaton Common Shares tendered to the Offer pursuant to the exercise of a Wheaton Option shall be issued and registered in the name of such holder prior to any sale by the depository under the Offer of such Goldcorp Common Shares as described in (i) above.

(b)	No Offer shall be made by Goldcorp for Wheaton Warrants. Upon the exercise of any such warrants after a Subsequent Acquisition Transaction, the holder of any such Wheaton Warrants shall receive, in lieu of the number of Wheaton Common Shares otherwise issuable upon such exercise, that number of Goldcorp Common Shares (rounded down to the nearest whole number) which such holder would have been entitled to receive as a result of the Offer, if such holder had been the registered holder of the number of Wheaton Common Shares to which such holder was entitled upon such exercise immediately prior to the effective time of a Subsequent Acquisition Transaction.

(c)	Goldcorp shall take all necessary steps (including seeking all necessary regulatory and shareholder approvals and executing assumption agreements) to ensure that all Wheaton Options (both vested and unvested) and Wheaton Warrants outstanding immediately prior to the effective time of a Subsequent Acquisition Transaction will, as part of such Subsequent Acquisition Transaction, subject to receipt of such regulatory and shareholder approvals, become securities of Goldcorp exercisable to purchase Goldcorp Common Shares on the basis described in paragraphs (a) and (b) above and, in the case of the Wheaton Warrants, subject to any applicable listing requirements, be listed and posted for trading on such stock exchanges as the Wheaton Warrants are listed and posted for trading on immediately prior to the effective time of such Subsequent Acquisition Transaction.

3.5      Cooperation; Compliance with Laws. Wheaton will cooperate fully with Goldcorp in preparing, disseminating and filing all documents necessary or desirable in connection with a Subsequent Acquisition Transaction. Any such Subsequent Acquisition

Transaction, and any solicitation of proxies or offering of securities in connection therewith, will be carried out in a manner that complies with the Securities Laws and other applicable Laws.

4.     REPRESENTATIONS AND WARRANTIES OF GOLDCORP

     Goldcorp hereby represents and warrants to Wheaton as follows, and hereby acknowledges that Wheaton is relying upon such representations and warranties in connection with entering into this Agreement and agreeing to support the Offer:

4.1      Organization. Goldcorp, each of the Goldcorp Subsidiaries and, to the knowledge of Goldcorp, each of the Goldcorp Significant Interest Companies, has been incorporated, is validly subsisting and has full corporate and legal power and authority to own its property and assets and to conduct its business as currently owned and conducted. Goldcorp, each of the Goldcorp Subsidiaries and, to the knowledge of Goldcorp, each of the Goldcorp Significant Interest Companies, is registered, licensed or otherwise qualified as an extra-provincial corporation or a foreign corporation in each jurisdiction where the nature of the business or the location or character of the property and assets owned or leased by it requires it to be so registered, licensed or otherwise qualified, other than those jurisdictions where the failure to be so registered, licensed or otherwise qualified would not have a Material Adverse Effect on Goldcorp. All of the outstanding shares of Goldcorp and the Goldcorp Subsidiaries and the outstanding shares representing Goldcorp’s interest in each of the Goldcorp Significant Interest Companies are validly issued, fully paid and non-assessable. All of the outstanding shares of the Goldcorp Subsidiaries are owned directly or indirectly by Goldcorp or a Goldcorp Subsidiary. Except pursuant to restrictions on transfer contained in the articles or by-laws (or their equivalent) of the applicable Goldcorp Group Company or to the extent that there would not be a Material Adverse Effect on Goldcorp, the outstanding shares of each Goldcorp Group Company which are owned by Goldcorp (or by another Goldcorp Group Subsidiary) are owned free and clear of all Encumbrances and neither Goldcorp nor any of the Goldcorp Group Companies is liable to any Goldcorp Group Company or to any creditor in respect thereof. Other than as disclosed by Goldcorp in the Goldcorp Disclosure Letter, there are no outstanding options, rights, entitlements, understandings or commitments (contingent or otherwise) regarding the right to acquire any issued or unissued securities of any of the Goldcorp Group Companies from either Goldcorp or any of the Goldcorp Subsidiaries.

4.2      Capitalization. Goldcorp is authorized to issue an unlimited number of Goldcorp Common Shares. As at December 22, 2004, there were 189,980,188 Goldcorp Common Shares outstanding, an aggregate of 6,144,479 Goldcorp Common Shares were set aside for issue under the Goldcorp Options and an aggregate of 14,000,000 Goldcorp Common Shares were set aside for issue under the Goldcorp Warrants. Except: (i) as described in the immediately preceding sentence; (ii) pursuant to this Agreement and the transactions contemplated hereby; and (iii) as disclosed in the Goldcorp Disclosure Letter, there are no options, warrants, conversion privileges or other rights, agreements, arrangements or commitments (pre-emptive, contingent or otherwise) obligating Goldcorp or any of the Goldcorp Subsidiaries to issue or sell any shares of Goldcorp or any of the Goldcorp Subsidiaries or any securities or obligations of any kind convertible into or exchangeable for any shares of Goldcorp or any of the Goldcorp Subsidiaries. All options issued by Goldcorp are summarized in Schedule D attached hereto. All outstanding Goldcorp Common Shares have been authorized and are validly issued and outstanding as fully paid and non-assessable shares, free of pre-emptive rights. There are no outstanding bonds, debentures or other evidences of indebtedness of Goldcorp or any of the Goldcorp Group Companies having the right to vote with the Goldcorp Shareholders on any matter. There are no outstanding contractual obligations of Goldcorp or of any of the Goldcorp Group Companies to repurchase, redeem or otherwise acquire any outstanding Goldcorp Common Shares or with respect to the voting or disposition of any outstanding Goldcorp Common Shares.

4.3      Authority. Goldcorp has the necessary power, authority and capacity to enter into this Agreement and all other agreements and instruments to be executed by Goldcorp as contemplated by this Agreement, and to perform its obligations hereunder and under such other agreements and instruments. The execution and delivery of this Agreement by Goldcorp and the completion by Goldcorp of the transactions contemplated by this Agreement have been authorized by the directors of Goldcorp, and no other corporate proceedings on the part of Goldcorp are necessary to authorize this Agreement or to complete the transactions contemplated hereby other than in connection with the approval by the directors of Goldcorp of the Offer Documents. This Agreement has been executed and delivered by Goldcorp and constitutes a legal, valid and binding obligation of Goldcorp, enforceable against Goldcorp in accordance with its terms, subject to bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium and other applicable Laws relating to or affecting creditors’ rights generally, and to general principles of equity. Except as disclosed in the Goldcorp Disclosure Letter, the execution and delivery by Goldcorp of this Agreement, the performance by it of its obligations hereunder and the completion of the transactions contemplated hereby, do not and will not:

(a)	result in a violation, contravention or breach of, require any consent to be obtained under or give rise to any termination rights under any provision of,

(i)	the articles or by-laws (or their equivalent) of Goldcorp or any of the Goldcorp Subsidiaries or, to the knowledge of Goldcorp, any of the Goldcorp Significant Interest Companies,

(ii)	any Law, or

(iii)	any contract, agreement, licence or permit to which Goldcorp, or any of the Goldcorp Subsidiaries, or to the knowledge of Goldcorp, any of the Goldcorp Significant Interest Companies, is bound or is subject to or of which Goldcorp or any Goldcorp Group Company is the beneficiary;

(b)	give rise to any right of termination or acceleration of indebtedness, or cause any indebtedness owing by Goldcorp or any of the Goldcorp Subsidiaries, or to the knowledge of Goldcorp, any of the Goldcorp Significant Interest Companies, to come due before its stated maturity or cause any of its available credit to cease to be available;

(c)	result in the imposition of any Encumbrance upon any of the property or assets of Goldcorp, any of the Goldcorp Subsidiaries, or to the knowledge of Goldcorp, any of the Goldcorp Significant Interest Companies, or restrict, hinder, impair or limit the ability of Goldcorp, any of the Goldcorp Subsidiaries, or to the knowledge of Goldcorp, any of the

Goldcorp Significant Interest Companies to conduct the business of Goldcorp or any of the Goldcorp Subsidiaries, or to the knowledge of Goldcorp, any of the Goldcorp Significant Interest Companies as and where it is now being conducted; or

(d)	result in any payment (including severance, unemployment compensation, golden parachute, bonus or otherwise) becoming due to any director or officer of Goldcorp or any Goldcorp Subsidiary or increase any benefits otherwise payable under any pension or benefits plan of Goldcorp or any Goldcorp Subsidiary or result in the acceleration of the time of payment or vesting of any such benefits;

which would, individually or in the aggregate, have a Material Adverse Effect on Goldcorp. No consent, approval, order or authorization of, or declaration or filing with, any Governmental Entity or other person is required to be obtained by Goldcorp, any of the Goldcorp Subsidiaries, or to the knowledge of Goldcorp, any of the Goldcorp Significant Interest Companies in connection with the execution and delivery of this Agreement or the consummation by Goldcorp of the transactions contemplated hereby other than: (i) filings with and approvals required by the Securities Authorities and stock exchanges; (ii) any other consents, waivers, permits, orders or approvals referred to in the Goldcorp Disclosure Letter; and (iii) any other consents, approvals, orders, authorizations, declarations or filings which, if not obtained, would not, individually or in the aggregate, have a Material Adverse Effect on Goldcorp.

4.4      Goldcorp Subsidiaries. The only Subsidiaries of Goldcorp are the Goldcorp Subsidiaries and the only other corporations in which Goldcorp owns a direct or indirect voting or equity interest of greater than 30% are the Goldcorp Significant Interest Companies.

4.5      No Defaults. Wheaton has been provided with a true and complete copy of all contracts, agreements and licences material to the conduct of the business of Goldcorp or any of the Goldcorp Group Companies that if breached or in default would or could reasonably be expected to have a Material Adverse Effect on Goldcorp, or access thereto, and there are no current or pending negotiations with respect to the renewal, termination or amendment of any such material contracts, agreements and licences. Neither Goldcorp nor any of the Goldcorp Subsidiaries nor, to the knowledge of Goldcorp, any of the Goldcorp Significant Interest Companies is in default under, and there exists no event, condition or occurrence which, after notice or lapse of time or both, would (to the knowledge of Goldcorp in the case of the Goldcorp Significant Interest Companies) constitute such a default under, any contract, agreement or licence to which any of them is a party or by which any of them is bound which would, individually or in the aggregate, have a Material Adverse Effect on Goldcorp.

4.6      Absence of Changes. Since December 31, 2003, except as publicly disclosed by Goldcorp prior to the date hereof, or disclosed in the Goldcorp Disclosure Letter:

(a)	Goldcorp and each of the Goldcorp Subsidiaries and, to the knowledge of Goldcorp, each of the Goldcorp Significant Interest Companies has conducted its business only in the ordinary and regular course of business consistent with past practice;

(b)	none of the Goldcorp Group Companies has incurred or suffered a Material Adverse Change;

(c)	there has not been any acquisition or sale by Goldcorp, any of the Goldcorp Subsidiaries, or to the knowledge of Goldcorp, any of the Goldcorp Significant Interest Companies of any material property or assets thereof;

(d)	other than in the ordinary and regular course of business consistent with past practice, there has not been any incurrence, assumption or guarantee by Goldcorp, any of the Goldcorp Subsidiaries or, to the knowledge of Goldcorp, any of the Goldcorp Significant Interest Companies of any debt for borrowed money, any creation or assumption by Goldcorp, any of the Goldcorp Subsidiaries or, to the knowledge of Goldcorp, any of the Goldcorp Significant Interest Companies of any Encumbrance, any making by Goldcorp, any of the Goldcorp Subsidiaries or, to the

knowledge of Goldcorp, any of the Goldcorp Significant Interest Companies of any loan, advance or capital contribution to or investment in any other person (other than (a) loans or advances made in the ordinary and regular course of business, (b) other loans and advances in an aggregate amount which does not exceed $1,000,000 outstanding at any time and (c) loans made to other Goldcorp Subsidiaries) or any entering into, amendment of, relinquishment, termination or non-renewal by Goldcorp, any of the Goldcorp Subsidiaries or, to the knowledge of Goldcorp, any of the Goldcorp Significant Interest Companies of any contract, agreement, licence, lease transaction, commitment or other right or obligation, except to the extent that any such matter referred to in this subsection 4.6(d) would not, individually or in the aggregate, have a Material Adverse Effect on Goldcorp;

(e)	other than as publicly disclosed by Goldcorp prior to the date hereof, Goldcorp has not declared or paid any dividends or made any other distribution on any of the Goldcorp Common Shares;

(f)	Goldcorp has not effected or passed any resolution to approve a split, consolidation or reclassification of any of the outstanding Goldcorp Common Shares;

(g)	other than in the ordinary and regular course of business consistent with past practice, there has not been any material increase in or modification of the compensation payable to or to become payable by Goldcorp or any of the Goldcorp Subsidiaries to any of their respective directors or officers or to any director or officer of any of the Goldcorp Significant Interest Companies who is listed in Schedule H, or any grant to any such director or officer of any increase in severance or termination pay or any increase or modification of any bonus, pension, insurance or benefit arrangement made to, for or with any of such directors or officers;

(h)	Goldcorp has not effected any material change in its accounting methods, principles or practices; and

(i)	other than as specifically provided for in this Agreement, Goldcorp has not adopted any, or materially amended any, collective bargaining agreement, bonus, pension, profit sharing, stock purchase, stock option or other benefit plan or shareholder rights plan.

4.7      Employment Agreements. Other than as disclosed by Goldcorp in the Goldcorp Disclosure Letter:

(a)	neither Goldcorp nor any of the Goldcorp Subsidiaries is a party to any written or oral policy, agreement, obligation or understanding providing for severance or termination payments to, or any employment agreement with, any director or officer of Goldcorp or any of the Goldcorp Subsidiaries which cannot be terminated without payment upon a maximum of 12 months’ notice;

(b)	neither Goldcorp nor any of the Goldcorp Subsidiaries has any employee or consultant whose employment or contract with Goldcorp or the Goldcorp Subsidiary, respectively, cannot be terminated without payment upon a maximum of 12 months’ notice; and

(c)	neither Goldcorp nor any of the Goldcorp Subsidiaries: (i) is a party to any collective bargaining agreement; (ii) is, to the knowledge of Goldcorp, subject to any application for certification or threatened or apparent union-organizing campaigns for employees not covered under a collective bargaining agreement; or (iii) is subject to any current, or, to the knowledge of Goldcorp, pending or threatened strike or lockout, and, to the knowledge of Goldcorp, none of the Goldcorp Significant Interest Companies is subject to any current, pending or threatened strike or lockout.

4.8      Financial Matters. The audited consolidated balance sheets, audited consolidated statements of earnings and retained earnings and audited consolidated statements of cash flows for the financial years ended December 31, 2003 and December 31, 2002 of Goldcorp were prepared in accordance with Canadian GAAP consistently applied, and fairly present in all material respects the consolidated financial condition of Goldcorp at the respective dates indicated and the results of operations of Goldcorp for the periods covered on a consolidated basis and reflect adequate provision for the liabilities of Goldcorp on a consolidated basis in accordance with Canadian GAAP. Neither Goldcorp nor any of the Goldcorp Subsidiaries has any liability or obligation (including, without limitation, liabilities or obligations to fund any operations or work or exploration program, to give any guarantees or for Taxes), whether accrued, absolute, contingent or otherwise, not reflected in the audited consolidated financial statements of Goldcorp for the financial year ended December 31, 2003, except liabilities and obligations publicly disclosed by Goldcorp prior to the date hereof or incurred in the ordinary and regular course of business since December 31, 2003, or liabilities or obligations which do not in the aggregate exceed $3,000,000.

4.9      Books and Records. The corporate records and minute books of Goldcorp and, since the date each Goldcorp Subsidiary was acquired or incorporated by Goldcorp, the corporate records and minute books of the Goldcorp Subsidiaries have been maintained substantially in accordance with all applicable Laws and are complete and accurate in all material respects, except where such incompleteness or inaccuracy would not have a Material Adverse Effect on Goldcorp. Financial books and records and accounts of Goldcorp and the Goldcorp Subsidiaries in all material respects: (i) have been maintained in accordance with good business practices on a basis consistent with prior years; (ii) are stated in reasonable detail and accurately and fairly reflect the transactions and acquisitions and dispositions of assets of Goldcorp and the Goldcorp Subsidiaries; and (iii) in the case of Goldcorp and the Goldcorp Subsidiaries, accurately and fairly reflect the basis for the consolidated financial statements of Goldcorp. Goldcorp has: (i) designed and maintains disclosure controls and procedures to ensure that material information relating to Goldcorp and the Goldcorp Subsidiaries is made known to management of Goldcorp by others within those entities; and (ii) devised and maintains a system of internal controls over financial reporting sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements including that, in all material respects (A) transactions are executed in accordance with the general or specific authorization of the management of Goldcorp, and (B) transactions are recorded as necessary: (i) to permit preparation of consolidated financial statements in conformity with Canadian GAAP or any criteria applicable to such consolidated financial statements; and (ii) to maintain accountability for assets and liabilities. The management of Goldcorp has disclosed, based on its most recent evaluation, to Goldcorp’s auditors and the audit committee of Goldcorp’s board of directors: (i) all significant deficiencies in the design or operation of internal controls which could adversely affect Goldcorp’s ability to record, process, summarize and report financial data and have identified for Goldcorp’s auditors any material weaknesses in internal controls; and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in Goldcorp internal controls.

4.10      Litigation. Other than as disclosed by Goldcorp in the Goldcorp Disclosure Letter, there is no claim, action, proceeding or investigation pending or in progress or, to the knowledge of Goldcorp, threatened against or relating to Goldcorp or any of the Goldcorp Subsidiaries or affecting any of their respective properties or assets before any Governmental Entity which individually or in the aggregate has, or could reasonably be expected to have, a Material Adverse Effect on Goldcorp or affect the right or ability of Goldcorp or any of the Goldcorp Subsidiaries, respectively, to conduct its business in all material respects as it has been carried on prior to the date hereof, or that would materially impede the consummation of the transactions contemplated by this Agreement. To the knowledge of Goldcorp, there is no claim, action, proceeding or investigation pending or threatened against or relating to any of the Goldcorp Significant Interest Companies or affecting any of their respective properties or assets before any Governmental Entity which individually or in the aggregate has, or could reasonably be expected to have, a Material Adverse Effect on Goldcorp. There is no bankruptcy, liquidation, winding-up or other similar proceeding pending or in progress, or, to the knowledge of Goldcorp, threatened against or relating to Goldcorp or any of the Goldcorp Subsidiaries, or to the knowledge of Goldcorp, any of the Goldcorp Significant Interest Companies, before any Governmental Entity. Neither Goldcorp, any of the Goldcorp Subsidiaries, or to the knowledge of Goldcorp, any of the Goldcorp Significant Interest Companies, nor any of their respective properties or assets is subject to any outstanding judgment, order, writ, injunction or decree that involves or may involve, or restricts or may restrict, the right or ability of Goldcorp or any

Goldcorp Group Company, respectively, to conduct its business in all material respects as it has been carried on prior to the date hereof, or that would materially impede the consummation of the transactions contemplated by this Agreement, except to the extent that any such matter would not have a Material Adverse Effect on Goldcorp.

4.11      Title to Properties and Condition of Assets. Except as set forth in the Goldcorp Disclosure Letter, applying customary standards in the mining industry, each Goldcorp Group Company has sufficient title, free and clear of any title defect or Encumbrance, to its operating properties and properties with proven and probable reserves (other than property as to which it is a lessee, in which case it has a valid leasehold interest), such properties being described in Schedule F hereto, except for such defects in title or Encumbrances that, individually or in the aggregate, do not have, and would not be reasonably likely to have, a Material Adverse Effect on Goldcorp. Furthermore, all real and tangible personal property of each Goldcorp Group Company is in generally good repair and is operational and usable in the manner in which it is currently being utilized, subject to normal wear and tear and technical obsolescence, repair or replacement, except for such property whose failure to be in such condition does not, and would not be reasonably likely to have, a Material Adverse Effect on Goldcorp.

4.12      Insurance. Goldcorp maintains policies of insurance in amounts and in respect of such risks as are normal and usual for companies of a similar size operating in the mining industry and such policies are in full force and effect as of the date hereof.

4.13      Environmental. Except as to the matters described in the Goldcorp Disclosure Letter, since the date Goldcorp acquired each of the Goldcorp Group Companies there has been no Environmental Condition, and in respect of each such Goldcorp Group Company, to Goldcorp’s knowledge there exists no Environmental Condition, which, individually or in the aggregate, has, or is reasonably likely to have, a Material Adverse Effect on Goldcorp.

4.14      Tax Matters. Goldcorp and the Goldcorp Subsidiaries have filed or caused to be filed, in a timely manner all Tax Returns required to be filed by them (all of which Tax Returns were correct and complete in all material respects) and have paid, collected, withheld or remitted, or caused to be paid, collected, withheld or remitted, all Taxes that are due and payable, collectible and remittable, except, where such failure to file or to pay, collect, withhold or remit would not, individually or in the aggregate, have a Material Adverse Effect on Goldcorp. Goldcorp has provided adequate accruals in accordance with Canadian GAAP in its most recently published consolidated financial statements for any Taxes for the period covered by such financial statements which have not been paid, whether or not shown as being due on any Tax Returns. Since such publication date, no material liability for Taxes not reflected in such consolidated financial statements or otherwise provided for has been assessed, proposed to be assessed, incurred or accrued other than in the ordinary and regular course of business. To the knowledge of Goldcorp, there are no material proposed (but unassessed) additional Taxes and none have been asserted by the Canada Revenue Agency or any other taxing authority, including, without limitation, any sales tax authority, in connection with any of the Tax Returns referred to above. No lien for Taxes has been filed or exists against Goldcorp or the Goldcorp Subsidiaries, other than liens for Taxes not yet due and payable and liens which would not have a Material Adverse Effect on Goldcorp.

4.15      Intellectual Property. Goldcorp and the Goldcorp Subsidiaries own, or are validly licensed or otherwise have the right to use, all patents, patent rights, trademarks, trade names, service marks, copyrights, know how and other proprietary intellectual property rights that are material to the conduct of the business of Goldcorp.

4.16      Pension and Employee Benefits.

(a)	Goldcorp and the Goldcorp Subsidiaries have complied, in all material respects, with all of the terms of the pension and other employee compensation and benefit obligations of Goldcorp and the Goldcorp Subsidiaries, as the case may be, including the provisions of any collective agreements, funding and investment contracts or obligations applicable thereto, arising under or relating to each of the pension or retirement income plans or other employee compensation or benefit plans, agreements, policies, programs, arrangements or practices, whether written or oral, which are maintained by or binding upon Goldcorp or the Goldcorp Subsidiaries, as the case may be, (collectively referred to in this subsection as the “Goldcorp Plans”) and all Goldcorp Plans maintained by or binding upon Goldcorp or any of the Goldcorp Subsidiaries are, except as disclosed in the Goldcorp Disclosure Letter, fully funded and in good standing with such regulatory authorities as may be applicable and no notice of underfunding, non-compliance, failure to be in good standing or otherwise has been received by Goldcorp or any of the Goldcorp Subsidiaries from any such regulatory authority.

(b)	No action has been taken, no event has occurred and no condition or circumstance exists that has resulted in or could reasonably be expected to result in any Goldcorp Plan maintained by or binding upon Goldcorp or any of the Goldcorp Subsidiaries being ordered or required to be terminated or wound up in whole or in part or having its registration under applicable legislation refused or revoked, or being placed under the administration of any trustee or receiver or regulatory authority.

4.17      Reporting Status. Goldcorp is a reporting issuer or its equivalent in each of the provinces and territories of Canada. The Goldcorp Common Shares are registered under section 12(b) of the 1934 Act. The Goldcorp Common Shares are listed on the TSX and the NYSE. The Goldcorp Warrants are listed on the TSX.

4.18      Reports. Goldcorp has filed with the Securities Authorities, stock exchanges and all applicable self-regulatory authorities a true and complete copy of all forms, reports, schedules, statements, certifications, material change reports and other documents required to be filed by it (such forms, reports, schedules, statements, certifications and other documents, including any financial statements or other documents, including any schedules included therein, are referred to in this subsection as the “Goldcorp Documents”). The Goldcorp Documents, at the time filed; (i) did not contain any misrepresentation (as defined in the Securities Act (Ontario)) and; (ii) complied in all material respects with the requirements of applicable securities legislation and the rules, policies and instruments of all Securities Authorities having jurisdiction over Goldcorp, except where such non-compliance has not and would not reasonably be expected to have a Material Adverse Effect on Goldcorp. Goldcorp has not filed any confidential material change or other report or other document with any Securities Authorities or stock exchange or other self-regulatory authority which at the date hereof remains confidential.

4.19      Compliance with Laws. Goldcorp and, since the date Goldcorp acquired each of the Goldcorp Subsidiaries, the Goldcorp Subsidiaries have complied with and are not in violation of any applicable Law other than such non-compliance or violations which would not, individually or in the aggregate, have a Material Adverse Effect on Goldcorp. To the knowledge of Goldcorp, the Goldcorp Subsidiaries and the Goldcorp Significant Interest Companies have complied with and are not in violation of any applicable Law other than such non-compliance or violations which would not, individually or in the aggregate, have a Material Adverse Effect on Goldcorp.

4.20      No Cease Trade. Goldcorp is not subject to any cease trade or other order of any applicable stock exchange or Securities Authority and, to the knowledge of Goldcorp, no investigation or other proceedings involving Goldcorp which may operate to prevent or restrict trading of any securities of Goldcorp are currently in progress or pending before any applicable stock exchange or Securities Authority.

4.21      No Option on Assets. Except as disclosed in the Goldcorp Disclosure Letter, no person has any agreement or option or any right or privilege capable of becoming an agreement or option for the purchase from Goldcorp or the Goldcorp Subsidiaries of any of the material assets of Goldcorp or any of the Goldcorp Subsidiaries.

4.22      Certain Contracts. Except as disclosed in the Goldcorp Disclosure Letter, neither Goldcorp, nor to the knowledge of Goldcorp any of the Goldcorp Subsidiaries is, nor since the date Goldcorp acquired each of the Goldcorp Subsidiaries has any Goldcorp Subsidiary become, a party to or bound by any non-competition agreement or any other agreement, obligation, judgment, injunction, order or decree which purports to: (i) limit the manner or the localities in which all or any material portion of the business of Goldcorp or the Goldcorp Subsidiaries are conducted; (ii) limit any business practice of Goldcorp or any Goldcorp Subsidiary in any material respect; or (iii) restrict any acquisition or disposition of any material property by Goldcorp or any Goldcorp Subsidiary in any material respect.

4.23      Foreign Private Issuer. As of the date hereof, Goldcorp is a “foreign private issuer” as defined in Rule 405 under the 1933 Act.

4.24      Investment Company Status. Goldcorp is not registered, and is not required to be registered, as an “investment company” (as that term is defined in the 1940 Act) under the 1940 Act.

4.25      Shares. The Goldcorp Common Shares to be issued pursuant to the Offer and the Goldcorp Common Shares to be issued upon the exercise of the Wheaton Options and the Wheaton Warrants will, upon issue and payment of the applicable exercise price in the case of the Wheaton Options and Wheaton Warrants, be issued as fully-paid and non-assessable shares.

4.26      Certain Securities Law Matters. The Goldcorp Common Shares to be issued in connection with the Offer, including the Goldcorp Common Shares to be issued upon the exercise of the Wheaton Options and the Wheaton Warrants, will not be subject to any statutory hold or restricted period under the securities legislation of any province or territory of Canada and, subject to restrictions contained therein in respect of distributions by “control persons”, will be freely tradable by the holders thereof. The Goldcorp Common Shares to be issued in connection with the Offer to Wheaton Shareholders who are residents of the United States of America or who are “U.S. persons” within the meaning of Regulation S under the 1933 Act, other than persons who are deemed to be affiliates of Wheaton for the purposes of Rule 145 under the 1933 Act, will not bear any restrictive legend imposed as a result of the operation of the 1933 Act and will be freely tradeable by the holder thereof.

4.27      Full Disclosure. Goldcorp has made available to Wheaton all material information, including financial, operational and other information in respect of the properties listed in Schedule F (except such information that does not have, and would not reasonably be expected to lead to, a Material Adverse Effect in respect of Goldcorp) and all such information as made available to Wheaton is true and correct in all material respects and no material fact or facts have been omitted therefrom which would make such information misleading.

4.28      No Broker’s Commission. Goldcorp has not entered into any agreement that would entitle any person to any valid claim against Goldcorp for a broker’s commission, finder’s fee or any like payment in respect of the Offer or any other matter contemplated by this Agreement except as disclosed in the Goldcorp Disclosure Letter.

4.29      Reorganization. Neither Goldcorp nor any of the Goldcorp Subsidiaries has taken or agreed to take any action (without regard to any action taken or agreed to be taken by Wheaton or any of the Wheaton Subsidiaries) or knows of any circumstances that would prevent the Offer and the Subsequent Acquisition Transaction, considered together as a single integrated transaction, from qualifying as a reorganization within the meaning of Section 368(a) of the U.S. Tax Code.

5.          REPRESENTATIONS AND WARRANTIES OF WHEATON

          Wheaton hereby represents and warrants to Goldcorp as follows, and hereby acknowledges that Goldcorp is relying upon such representations and warranties in connection with entering into this Agreement and agreeing to make the Offer:

5.1      Organization. Wheaton, each of the Wheaton Subsidiaries and, to the knowledge of Wheaton, each of the Wheaton Significant Interest Companies has been incorporated, is validly subsisting and has full corporate and legal power and authority to own its property and assets and to conduct its business as currently owned and conducted. Wheaton, each of the Wheaton Subsidiaries and, to the knowledge of Wheaton, each of the Wheaton Significant Interest Companies is registered, licensed or otherwise qualified as an extra-provincial corporation or a foreign corporation in each jurisdiction where the nature of the business or the location or character of the property and assets owned or leased by it requires it to be so registered, licensed or otherwise qualified, other than those jurisdictions where the failure to be so registered, licensed or otherwise qualified would not have a Material Adverse Effect on Wheaton. All of the outstanding shares of Wheaton and the Wheaton Subsidiaries and the outstanding shares representing Wheaton’s interest in each of the Wheaton Significant Interest Companies are validly issued, fully paid and non-assessable. All of the outstanding shares of the Wheaton Subsidiaries, and all of the outstanding shares representing Wheaton’s interest in each of the Wheaton Significant Interest Companies, are owned directly or indirectly by Wheaton or a Wheaton Subsidiary. Except pursuant to restrictions on transfer contained in the articles or by-laws (or their equivalent) of the applicable Wheaton Group Company, as disclosed by Wheaton in the Wheaton Disclosure Letter or to the extent that there would not be a Material Adverse Effect on Wheaton, the outstanding shares of each Wheaton Group Company which are owned by Wheaton (or by another Wheaton Group Company) are owned free and clear of all Encumbrances and neither Wheaton nor any of the Wheaton Group Companies is liable to any Wheaton Group Company or to any creditor in respect thereof. Other than as disclosed by Wheaton in the Wheaton Disclosure Letter, there are no outstanding options, rights, entitlements, understandings or commitments (contingent or otherwise) regarding the right to acquire any issued or unissued securities of any of the Wheaton Group Companies from either Wheaton or any of the Wheaton Subsidiaries.

5.2      Capitalization. Wheaton is authorized to issue an unlimited number of preferred shares, issuable in series, and an unlimited number of Common Shares. As at December 17, 2004, there were nil preferred shares and 572,135,538 Wheaton Common Shares outstanding, an aggregate of 20,931,497 Wheaton Common Shares were set aside for issue under Wheaton Options and an aggregate of 176,354,783 Wheaton Common Shares were set aside for issue under the Wheaton Warrants. The Wheaton Options are summarized in Schedule E attached hereto. Except for the Wheaton Options and the Wheaton Warrants and except as disclosed in the Wheaton Disclosure Letter, there are no options, warrants, conversion privileges or other rights, agreements, arrangements or commitments (pre-emptive, contingent or otherwise) obligating Wheaton or any of the Wheaton Subsidiaries to issue or sell any shares of Wheaton or any of the Wheaton Subsidiaries or any securities or obligations of any kind convertible into or exchangeable for any shares of Wheaton or any of the Wheaton Subsidiaries. All outstanding Wheaton Common Shares have been authorized and are validly issued and outstanding as fully paid and non-assessable shares, free of pre-emptive rights. There are no outstanding bonds, debentures or other evidences of indebtedness of Wheaton or any of the Wheaton Group Companies having the right to vote with the Wheaton Shareholders on any matter. There are no outstanding contractual obligations of Wheaton or of any of the Wheaton Group Companies to repurchase, redeem or otherwise acquire any outstanding Wheaton Common Shares or with respect to the voting or disposition of any outstanding Wheaton Common Shares.

5.3      Authority. Wheaton has all necessary power, authority and capacity to enter into this Agreement and all other agreements and instruments to be executed by Wheaton as contemplated by this Agreement, and to perform its obligations hereunder and under such other agreements and instruments. The execution and delivery of this Agreement by Wheaton and the completion by Wheaton of the transactions contemplated by this Agreement have been authorized by the directors of Wheaton and no other corporate proceedings on the part of Wheaton are necessary to authorize this Agreement or to complete the transactions contemplated hereby other than in connection with the approval by the directors of Wheaton of the Directors’ Circular. This Agreement has been executed and delivered by Wheaton and constitutes a legal, valid and binding obligation of Wheaton, enforceable against Wheaton in accordance with its terms, subject to bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium and other applicable Laws relating to or affecting creditors’ rights generally, and to general principles of equity. Except as disclosed in the Wheaton Disclosure Letter, the execution and delivery by Wheaton of this Agreement, the performance by it of its obligations hereunder and the completion of the transactions contemplated hereby, do not and will not:

(a)	result in a violation, contravention or breach of, require any consent to be obtained under or give rise to any termination rights under any provision of,

(i)	the articles or by-laws (or their equivalent) of Wheaton or any of the Wheaton Subsidiaries, or to the knowledge of Wheaton, any of the Wheaton Significant Interest Companies,

(ii)	any Law, or

(iii)	any contract, agreement, licence or permit to which Wheaton, any of the Wheaton Subsidiaries, or to the knowledge of Wheaton, any of the Wheaton Significant Interest Companies, is bound or is subject to or of which Wheaton or any Wheaton Group Company is the beneficiary;

(b)	give rise to any right of termination or acceleration of indebtedness, or cause any indebtedness owing by Wheaton or any of the Wheaton Subsidiaries, or to the knowledge of Wheaton, any of the Wheaton

Significant Interest Companies, to come due before its stated maturity or cause any of its available credit to cease to be available;

(c)	result in the imposition of any Encumbrance upon any of the property or assets of Wheaton, any of the Wheaton Subsidiaries, or to the knowledge of Wheaton, any of the Wheaton Significant Interest Companies, or restrict, hinder, impair or limit the ability of Wheaton, any of the Wheaton Subsidiaries, or to the knowledge of Wheaton, any of the Wheaton Significant Interest Companies to conduct the business of Wheaton or any of the Wheaton Subsidiaries, or to the knowledge of Wheaton, any of the Wheaton Significant Interest Companies as and where it is now being conducted; or

(d)	result in any payment (including severance, unemployment compensation, “golden parachute”, bonus or otherwise) becoming due to any director or officer of Wheaton or any Wheaton Subsidiary or increase any benefits otherwise payable under any pension or benefits plan of Wheaton or any Wheaton Subsidiary or result in the acceleration of the time of payment or vesting of any such benefits;

which would, individually or in the aggregate, have a Material Adverse Effect on Wheaton. No consent, approval, order or authorization of, or declaration or filing with, any Governmental Entity or other person is required: (i) to be obtained by Wheaton, any of the Wheaton Subsidiaries, or to the knowledge of Wheaton, any of the Wheaton Significant Interest Companies in connection with the execution and delivery of this Agreement or the consummation by Wheaton of the transactions contemplated hereby other than (A) filings with and approvals required by Securities Authorities and stock exchanges, (B) any other consents, waivers, permits, orders or approvals referred to in the Wheaton Disclosure Letter, and (C) any other consents, approvals, orders, authorizations, declarations or filings which, if not obtained, would not, individually or in the aggregate, have a Material Adverse Effect on Wheaton; or (ii) to be obtained in connection with the acquisition by Goldcorp of the properties, property interests and mining operations owned directly or indirectly by Wheaton in connection with the Offer.

5.4      Directors’ Approvals. The directors of Wheaton have received an opinion from Merrill Lynch Canada Inc., the financial advisor to the directors of Wheaton, that the exchange ratio under the Offer is fair, from a financial point of view, to the Wheaton Shareholders and have unanimously recommended that the Wheaton Shareholders accept the Offer. Further, each of the directors of Wheaton has indicated his intention to accept the Offer and tender his Wheaton Common Shares to the Offer.

5.5      Wheaton Subsidiaries. The only Subsidiaries of Wheaton are the Wheaton Subsidiaries and the only other corporations in which Wheaton owns a direct or indirect voting or equity interest of greater than 30% are the Wheaton Significant Interest Companies.

5.6      No Defaults. Goldcorp has been provided with a true and complete copy of all contracts, agreements and licences material to the conduct of the business of Wheaton or any of the Wheaton Group Companies that if breached or in default would or could reasonably be expected to have a Material Adverse Effect on Wheaton, or access thereto, and there are no current or pending negotiations with respect to the renewal, termination or amendment of any such material contracts, agreements or licences. Neither Wheaton nor any of the Wheaton Subsidiaries nor, to the knowledge of Wheaton, any of the Wheaton Significant Interest Companies is in default under, and there exists no event, condition or occurrence which, after notice or lapse of time or both, would (to the knowledge of Wheaton in the case of the Wheaton Significant Interest Companies) constitute such a default under, any contract, agreement or licence to which any of them is a party or by which any of them is bound which would, individually or in the aggregate, have a Material Adverse Effect on Wheaton.

5.7      Absence of Changes. Since December 31, 2003, except as publicly disclosed by Wheaton prior to the date hereof, or disclosed in the Wheaton Disclosure Letter:

(a)	Wheaton and each of the Wheaton Subsidiaries and, to the knowledge of Wheaton, each of the Wheaton Significant Interest Companies has conducted its business only in the ordinary and regular course of business consistent with past practice;

(b)	none of the Wheaton Group Companies has incurred or suffered a Material Adverse Change;

(c)	there has not been any acquisition or sale by Wheaton, any of the Wheaton Subsidiaries, or to the knowledge of Wheaton, any of the Wheaton Significant Interest Companies of any material property or assets thereof;

(d)	other than in the ordinary and regular course of business consistent with past practice, there has not been any incurrence, assumption or guarantee by Wheaton, any of the Wheaton Subsidiaries, or to the knowledge of Wheaton, any of the Wheaton Significant Interest Companies of any debt for borrowed money, any creation or assumption by Wheaton, any of the Wheaton Subsidiaries, or to the knowledge of Wheaton, any of the Wheaton Significant Interest Companies of any Encumbrance, any making by Wheaton, any of the Wheaton Subsidiaries, or to the knowledge of Wheaton, any of the Wheaton Significant Interest Companies of any loan, advance or capital contribution to or investment in any other person or any entering into, amendment of, relinquishment, termination or non-renewal by Wheaton, any of the Wheaton Subsidiaries, or to the knowledge of Wheaton, any of the Wheaton Significant Interest Companies, of any contract, agreement, licence, lease transaction, commitment or other right or obligation, except to the extent that any such matter referred to in this subsection 5.7(d) would not, individually or in the aggregate, have a Material Adverse Effect on Wheaton;

(e)	Wheaton has not declared or paid any dividends or made any other distribution on any of the Wheaton Common Shares;

(f)	Wheaton has not effected or passed any resolution to approve a split, consolidation or reclassification of any of the outstanding Wheaton Common Shares;

(g)	other than in the ordinary and regular course of business consistent with past practice, there has not been any material increase in or modification of the compensation payable to or to become payable by Wheaton or any of the Wheaton Subsidiaries to any of their respective directors or officers or to any director of officer of any of the Wheaton Significant Interest Companies who is listed in Schedule I, or any grant to any such director or officer of any increase in severance or termination pay or any increase or modification of any bonus, pension, insurance or benefit arrangement (including, without limitation, the granting of Wheaton Options pursuant to the Wheaton Share Option Plans) made to, for or with any of such directors or officers;

(h)	Wheaton has not effected any material change in its accounting methods, principles or practices; and

(i)	other than as specifically provided for in this Agreement, Wheaton has not adopted any, or materially amended any, collective bargaining agreement, bonus, pension, profit sharing, stock purchase, stock option or other benefit plan or shareholder rights plan.

5.8      Employment Agreements. Other than as disclosed by Wheaton in the Wheaton Disclosure Letter:

(a)	neither Wheaton nor any of the Wheaton Subsidiaries is a party to any written or oral policy, agreement, obligation or understanding providing for severance or termination payments to, or any employment agreement with, any director or officer of Wheaton or any of the Wheaton Subsidiaries which cannot be terminated without payment upon a maximum of 12 months’ notice;

(b)	neither Wheaton nor any of the Wheaton Subsidiaries has any employee or consultant whose employment or contract with Wheaton or the Wheaton Subsidiary, respectively, cannot be terminated without payment upon a maximum of 12 months’ notice; and

(c)	neither Wheaton nor any of the Wheaton Subsidiaries: (i) is a party to any collective bargaining agreement; (ii) is, to the knowledge of Wheaton, subject to any application for certification or threatened or apparent union-organizing campaigns for employees not covered under a collective bargaining agreement; or (iii) is subject to any current, or to the knowledge of Wheaton, pending or threatened strike or lockout, and, to the knowledge of Wheaton, none of the Wheaton Significant Interest Companies is subject to any current, pending or threatened strike or lockout.

5.9      Financial Matters. The audited consolidated balance sheets, audited consolidated statements of operations, audited consolidated statements of shareholders’ equity and audited consolidated statements of cash flows for the financial years ended December 31, 2003 and December 31, 2002 of Wheaton were prepared in accordance with Canadian GAAP, consistently applied, and fairly present in all material respects the consolidated financial condition of Wheaton at the respective dates indicated and the results of operations of Wheaton for the periods covered on a consolidated basis and reflect adequate provision for the liabilities of Wheaton on a consolidated basis in accordance with Canadian GAAP. Neither Wheaton nor any of the Wheaton Subsidiaries has any liability or obligation (including, without limitation, liabilities or obligations to fund any operations or work or exploration program, to give any guarantees or for Taxes), whether accrued, absolute, contingent or otherwise, not reflected in the audited consolidated financial statements of Wheaton for the financial year ended December 31, 2003, except liabilities and obligations publicly disclosed by Wheaton prior to the date hereof or incurred in the ordinary and regular course of business since December 31, 2003, or liabilities or obligations which do not in the aggregate exceed $3,000,000.

5.10      Books and Records. The corporate records and minute books of Wheaton and, since the date each Wheaton Subsidiary was acquired or incorporated by Wheaton, the corporate records and minute books of the Wheaton Subsidiaries have been maintained substantially in accordance with all applicable Laws and are complete and accurate in all material respects, except where such incompleteness or inaccuracy would not have a Material Adverse Effect on Wheaton. Financial books and records and accounts of Wheaton and the Wheaton Subsidiaries in all material respects: (i) have been maintained in accordance with good business practices on a basis consistent with prior years; (ii) are stated in reasonable detail and accurately and fairly reflect the transactions and acquisitions and dispositions of assets of Wheaton and the Wheaton Subsidiaries; and (iii) in the case of Wheaton and the Wheaton Subsidiaries, accurately and fairly reflect the basis for the consolidated financial statements of Wheaton. Wheaton has: (i) designed and maintains disclosure controls and procedures to ensure that material information relating to Wheaton and the Wheaton Subsidiaries is made known to management of Wheaton by others within those entities; and (ii) devised and maintains a system of internal controls over financial reporting sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements, including that, in all material respects (A) transactions are executed in accordance with the general or specific authorization of the management of Wheaton, and (B) transactions are recorded as necessary (x) to permit preparation of consolidated financial statements in conformity with Canadian GAAP or any criteria applicable to such consolidated financial statements and (y) to maintain accountability for assets and liabilities. The management of Wheaton has disclosed, based on its most recent evaluation, to Wheaton’s auditors and the audit committee of Wheaton’s board of directors: (i) all significant deficiencies in the design or operation of internal controls which could adversely affect Wheaton’s ability to record, process, summarize and report financial data and have identified for Wheaton’s auditors any material weaknesses in internal controls; and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in Wheaton internal controls.

5.11      Litigation. There is no claim, action, proceeding or investigation pending or in progress or, to the knowledge of Wheaton, threatened against or relating to Wheaton or any of the Wheaton Subsidiaries or affecting any of their respective properties or assets before any Governmental Entity which individually or in the aggregate has, or could reasonably be expected to have, a Material Adverse Effect on Wheaton or affect the right or ability of Wheaton or any of the Wheaton Subsidiaries, respectively, to conduct its business in all material respects as it has been carried on prior to the date hereof, or that would materially impede the consummation of the transactions contemplated by this Agreement. To the knowledge of Wheaton, there is no claim, action, proceeding or investigation pending or threatened against or relating to any of the Wheaton Significant Interest Companies or affecting any of their respective properties or assets before any Governmental Entity which individually or in the aggregate has, or could reasonably be expected to have, a Material Adverse Effect on Wheaton. There is no bankruptcy, liquidation, winding-up or other similar proceeding pending or in progress, or, to the knowledge of Wheaton, threatened against or relating to Wheaton, any of the Wheaton Subsidiaries, or to the knowledge of Wheaton, any of the Wheaton Significant Interest Companies, before any Governmental Entity. Neither Wheaton, any of the Wheaton Subsidiaries, or to the knowledge of Wheaton, any of the Wheaton Significant Interest Companies, nor any of their respective properties or assets is subject to any outstanding judgment, order, writ, injunction or decree that involves or may involve, or restricts or may restrict, the right or ability of Wheaton or any Wheaton Group Company, respectively, to conduct its business in all material respects as it has been carried on prior to the date hereof, or that would materially impede the consummation of the transactions contemplated by this Agreement, except to the extent that any such matter would not have a Material Adverse Effect on Wheaton.

5.12      Title to Properties and Condition of Assets. Except as set forth in the Wheaton Disclosure Letter, applying customary standards in the mining industry, each Wheaton Group Company has sufficient title, free and clear of any title defect or Encumbrance, to its operating properties and properties with proven and probable reserves (other than property as to which it is a lessee, in which case it has a valid leasehold interest), such properties being described in Schedule G hereto, except for such defects in title or Encumbrances that, individually or in the aggregate, do not have, and would not be reasonably likely to have, a Material Adverse Effect on Wheaton. Furthermore, all real and tangible personal property of each Wheaton Group Company is in generally good repair and is operational and usable in the manner in which it is currently being utilized, subject to normal wear and tear and technical obsolescence, repair or replacement, except for such property whose failure to be in such condition does not, and would not be reasonably likely to have, a Material Adverse Effect on Wheaton.

5.13      Insurance. Wheaton maintains policies of insurance in amounts and in respect of such risks as are normal and usual for companies of a similar size operating in the mining industry and such policies are in full force and effect as of the date hereof.

5.14      Environmental. Except as to the matters described in the Wheaton Disclosure Letter, since the date Wheaton acquired each of the Wheaton Group Companies there has been no Environmental Condition, and in respect of each such Wheaton Group Company, to Wheaton’s knowledge there exists no Environmental Condition, which, individually or in the aggregate, has, or is reasonably likely to have, a Material Adverse Effect on Wheaton.

5.15      Tax Matters. Wheaton and the Wheaton Subsidiaries have filed or caused to be filed, in a timely manner all Tax Returns required to be filed by them (all of which Tax Returns were correct and complete in all material respects) and have paid, collected, withheld or remitted, or caused to be paid, collected, withheld or remitted, all Taxes that are due and payable, collectible and remittable, except where such failure to file or to pay, collect, withhold or remit would not, individually or in the aggregate, have a Material Adverse Effect on Wheaton. Wheaton has provided adequate accruals in accordance with Canadian GAAP in its most recently published consolidated financial statements for any Taxes for the period covered by such financial statements which have not been paid, whether or not shown as being due on any Tax Returns. Since such publication date, no material liability for Taxes not reflected in such consolidated financial statements or otherwise provided for has been assessed, proposed to be assessed, incurred or accrued other than in the ordinary and regular course of business. To the knowledge of Wheaton, there are no material proposed (but unassessed) additional Taxes and none have been asserted by the Canada Revenue Agency or any other taxing authority, including, without limitation, any sales tax authority, in connection with any of the Tax Returns referred to above. No lien for Taxes has been filed or exists against Wheaton or the Wheaton Subsidiaries, other than liens for Taxes not yet due and payable and liens which would not have a Material Adverse Effect on Wheaton.

5.16      Intellectual Property. Neither Wheaton nor the Wheaton Subsidiaries own or license any patents, patent rights, trademarks, trade names, service marks, copyrights, know how or other proprietary intellectual property rights that are material to the conduct of the business of

Wheaton and the Wheaton Subsidiaries other than such trade names, service marks and/or copyrights as may exist at law or by usage in respect of the use of the words “Wheaton River” in the context of the business of Wheaton.

5.17      Pension and Employee Benefits.

(a)	Wheaton and the Wheaton Subsidiaries have complied, in all material respects, with all of the terms of the pension and other employee compensation and benefit obligations of Wheaton and the Wheaton Subsidiaries, as the case may be, including the provisions of any collective agreements, funding and investment contracts or obligations applicable thereto, arising under or relating to each of the pension or retirement income plans or other employee compensation or benefit plans, agreements, policies, programs, arrangements or practices, whether written or oral, which are maintained by or binding upon Wheaton or the Wheaton Subsidiaries (collectively referred to in this subsection as the “Wheaton Plans”) and all Wheaton Plans maintained by or binding upon Wheaton or any of the Wheaton Subsidiaries are, except as disclosed in the Wheaton Disclosure Letter, fully funded and in good standing with such regulatory authorities as may be applicable and no notice of underfunding, non-compliance, failure to be in good standing or otherwise has been received by Wheaton or any of the Wheaton Subsidiaries from any such regulatory authority.

(b)	No action has been taken, no event has occurred and no condition or circumstance exists that has resulted in or could reasonably be expected to result in any Wheaton Plan maintained by or binding upon Wheaton or any of the Wheaton Subsidiaries, being ordered or required to be terminated or wound up in whole or in part or having its registration under applicable legislation refused or revoked, or being placed under the administration of any trustee or receiver or regulatory authority.

5.18      Reporting Status. Wheaton is a reporting issuer or its equivalent in each of the provinces of Canada. Wheaton is subject to section 12(b) of the 1934 Act. The Wheaton Common Shares and the Wheaton Warrants are listed on the TSX. The Wheaton Common Shares and the Wheaton Series A Warrants are listed on AMEX.

5.19      Reports. Except as disclosed in the Wheaton Disclosure Letter, Wheaton has filed with the Securities Authorities, stock exchanges and all applicable self-regulatory authorities a true and complete copy of all forms, reports, schedules, statements, certifications, material change reports and other documents required to be filed by it (such forms, reports, schedules, statements, certifications and other documents, including any financial statements or other documents, including any schedules included therein, are referred to in this subsection as the “Wheaton Documents”). The Wheaton Documents, at the time filed: (i) did not contain any misrepresentation (as defined in the Securities Act (Ontario)); and (ii) complied in all material respects with the requirements of applicable securities legislation and the rules, policies and instruments of all Securities Authorities having jurisdiction over Wheaton, except where such non-compliance has not and would not reasonably be expected to have a Material Adverse Effect on Wheaton. Wheaton has not filed any confidential material change or other report or other document with any Securities Authorities or stock exchange or other self-regulatory authority which at the date hereof remains confidential.

5.20      Compliance with Laws. Wheaton and, since the date Wheaton acquired each of the Wheaton Subsidiaries, the Wheaton Subsidiaries have complied with and are not in violation of any applicable Law other than such non-compliance or violations which would not, individually or in the aggregate, have a Material Adverse Effect on Wheaton. To the knowledge of Wheaton, the Wheaton Subsidiaries and the Wheaton Significant Interest Companies have complied with and are not in violation of any applicable Law other than such non-compliance or violations which would not, individually or in the aggregate, have a Material Adverse Effect on Wheaton.

5.21      No Cease Trade. Wheaton is not subject to any cease trade or other order of any applicable stock exchange or Securities Authority and, to the knowledge of Wheaton, no investigation or other proceedings involving Wheaton which may operate to prevent or restrict trading of any securities of Wheaton are currently in progress or pending before any applicable stock exchange or Securities Authority.

5.22      No Option on Assets. Except as disclosed in the Wheaton Disclosure Letter, no person has any agreement or option or any right or privilege capable of becoming an agreement or option for the purchase from Wheaton or the Wheaton Subsidiaries of any of the material assets of Wheaton or any of the Wheaton Subsidiaries.

5.23      Certain Contracts. Except as disclosed in the Wheaton Disclosure Letter, neither Wheaton, nor to the knowledge of Wheaton any of the Wheaton Subsidiaries is, nor since the date Wheaton acquired each of the Wheaton Subsidiaries has any Wheaton Subsidiary become, a party to or bound by any non-competition agreement or any other agreement, obligation, judgment, injunction, order or decree which purports to: (i) limit the manner or the localities in which all or any material portion of the business of Wheaton or the Wheaton Subsidiaries are conducted; (ii) limit any business practice of Wheaton or any Wheaton Subsidiary in any material respect; or (iii) restrict any acquisition or disposition of any material property by Wheaton or any Wheaton Subsidiary in any material respect.

5.24      Foreign Private Issuer. As of the date hereof, Wheaton is a “foreign private issuer” as defined in Rule 405 under the 1933 Act.

5.25      Investment Company Status. Wheaton is not registered, and is not required to be registered, as an “investment company” under the 1940 Act.

5.26      Full Disclosure. Wheaton has made available to Goldcorp all material information, including financial, operational and other information, in respect of the properties listed in Schedule G (except such information that does not have, and would not reasonably be expected to lead to, a Material Adverse Effect in respect of Wheaton) and all such information as made available to Goldcorp is true and correct in all material respects and no material fact or facts have been omitted therefrom which would make such information misleading.

5.27      No Broker’s Commission. Wheaton has not entered into any agreement that would entitle any person to any valid claim against Wheaton for a broker’s commission, finder’s fee or any like payment in respect of the Offer or any other matter contemplated by this Agreement, except as disclosed in the Wheaton Disclosure Letter.

5.28      Reorganization. Neither Wheaton nor any of the Wheaton Subsidiaries has taken or agreed to take any action (without regard to any action taken or agreed to be taken by Goldcorp or any of the Goldcorp Subsidiaries) or knows of any circumstances that would prevent the Offer and the Subsequent Acquisition transaction, considered together as a single integrated transaction, from qualifying as a reorganization within the meaning of Section 368(a) of the U.S. Tax Code.

6.     CONDUCT OF BUSINESS

6.1      Conduct of Business by Wheaton. Wheaton covenants and agrees that, subject to compliance by the directors of Wheaton with their fiduciary duties, during the term of this Agreement, unless Goldcorp shall otherwise agree in writing, acting reasonably, or as otherwise expressly permitted or specifically contemplated by this Agreement or as set forth in the Wheaton Disclosure Letter:

(a)	the business of Wheaton and the Wheaton Subsidiaries will be conducted only in, and Wheaton and the Wheaton Subsidiaries will not take any action except in, the usual and ordinary course of business and consistent with past practice, and Wheaton will use its commercially reasonable efforts to maintain and preserve its and the Wheaton Subsidiaries’ business organization, assets, employees and advantageous business relationships;

(b)	except for transactions exclusively between Wheaton and the Wheaton Subsidiaries in the ordinary course of business, Wheaton will not, and will not permit any of the Wheaton Subsidiaries, directly or indirectly, to do any of the following: (i) amend the articles or by-laws (or equivalent) of Wheaton or any of the Wheaton Subsidiaries; (ii) declare, set aside or pay any dividend or other distribution or payment (whether in cash, shares or property) in respect of its shares owned by any person, except dividends paid in the ordinary course consistent with past practice; (iii) issue, grant, sell or pledge or agree to issue, grant, sell or pledge any shares of Wheaton or the Wheaton Subsidiaries, or securities convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, shares of Wheaton or the Wheaton Subsidiaries, other than Wheaton Common Shares issuable upon the exercise of Wheaton Options or Wheaton Warrants granted prior to the date of this Agreement and Wheaton Options granted in the ordinary course consistent with past practice and Wheaton Common Shares issuable upon the exercise thereof; (iv) redeem, purchase or otherwise acquire any of its outstanding shares or other securities; (v) split, combine or reclassify any of its shares; (vi) adopt a plan of liquidation or resolutions providing for the liquidation, dissolution, merger, consolidation or reorganization of Wheaton; (vii) enter into or modify any contract, agreement, commitment or arrangement with respect to any of the foregoing, except as permitted above; or (viii) take any other action that would have a Material Adverse Effect on Wheaton;

(c)	except for transactions exclusively between Wheaton and the Wheaton Subsidiaries in the ordinary course of business, Wheaton will not, and will not permit any Wheaton Subsidiary, directly or indirectly, to do any of the following: (i) sell, pledge, dispose of or encumber any assets of Wheaton or any of the Wheaton Subsidiaries; (ii) acquire (by merger, amalgamation, consolidation or acquisition of shares or assets) any corporation, partnership or other business organization or division thereof, or make any investment either by purchase of shares or securities, contributions of capital (other than to wholly owned subsidiaries), property transfer, or purchase of, any property or assets of any other individual or entity; (iii) incur any indebtedness for borrowed money or any other material liability or obligation or issue any debt securities or assume, guarantee, endorse or otherwise as an accommodation become responsible for, the obligations of any other individual or entity, or make any loans or advances; (iv) pay, discharge or satisfy any material claims, liabilities or obligations other than the payment, discharge or satisfaction, in the ordinary and regular course of business consistent with past practice, of liabilities reflected or reserved against in Wheaton’s financial statements or incurred in the ordinary and regular course of business consistent with past practice; (v) authorize, recommend or propose any release or relinquishment of any material contract right, other than in the ordinary and regular course of business; (vi) waive, release, grant or transfer any rights of value or modify or change in any material respect any existing licence, lease, contract or other document, other than in the ordinary and regular course of business; or (vii) authorize or propose any of the foregoing, or enter into or modify any contract, agreement, commitment or arrangement to do any of the foregoing; provided, however, that the foregoing shall not apply if, to have done any of the foregoing or not, as applicable, the effect thereof would not be a Material Adverse Effect on Wheaton or to the ability of Wheaton to consummate the transactions contemplated by this Agreement;

(d)	Wheaton shall not, and shall not permit any of its Subsidiaries to, grant to any officer or director an increase in compensation in any form, grant any general salary increase other than in accordance with the requirements of any existing collective bargaining or union contracts, grant to any other employee any increase in compensation in any form, make any loan to any officer or director, or take any action with respect to the grant of any severance or termination pay (otherwise than pursuant to its current severance or termination pay policies heretofore disclosed to Goldcorp) to, or the entering into of any employment agreement with, any senior officer or director of Wheaton or any of its Subsidiaries, or with respect to any increase of benefits payable under its current severance or termination pay policies;

(e)	neither Wheaton nor any of its Subsidiaries shall adopt or amend or make any contribution to any bonus, profit sharing, option, pension, retirement, deferred compensation, insurance, incentive compensation, other compensation or other similar plan, agreement, trust, fund or arrangement for the benefit of employees, except as is necessary to comply with applicable law or the terms of any such plan, agreement, trust, fund or arrangement; and

(f)	neither Wheaton nor any of the Wheaton Subsidiaries shall take any action that (without regard to any action taken or agreed to be taken by Goldcorp or any of the Goldcorp Subsidiaries) would prevent the Offer and the Subsequent Acquisition Transaction, considered together as a single integrated transaction, from qualifying as a reorganization within the meaning of Section 368(a) of the U.S. Tax Code.

6.2      Conduct of Business by Goldcorp. Goldcorp covenants and agrees that, subject to compliance by the directors of Goldcorp with their fiduciary duties, during the term of this Agreement, unless Wheaton shall otherwise agree in writing, acting reasonably, or as otherwise expressly permitted or specifically contemplated by this Agreement or as set forth in the Goldcorp Disclosure Letter:

(a)	the business of Goldcorp and the Goldcorp Subsidiaries will be conducted only in, and Goldcorp and the Goldcorp Subsidiaries will not take any action except in, the usual and ordinary course of business and consistent with past practice, and Goldcorp will use its best efforts to maintain and preserve its and the Goldcorp Subsidiaries’ business organization, assets, employees and advantageous business relationships;

(b)	except for transactions exclusively between Goldcorp and the Goldcorp Subsidiaries in the ordinary course of business, Goldcorp will not, and will not permit any of the Goldcorp Subsidiaries to, directly or indirectly, do any of the following: (i) amend the charter documents or by-laws of Goldcorp or any of the Goldcorp Subsidiaries; (ii) declare, set aside or pay any dividend or other distribution or payment (whether in cash, shares or property) in respect of its shares owned by any person, except dividends paid in the ordinary course consistent with past practice; (iii) issue, grant, sell or pledge or agree to issue, grant, sell or pledge any shares of Goldcorp or the Goldcorp Subsidiaries, or, except for a shareholder rights plan, securities convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, shares of Goldcorp or the Goldcorp Subsidiaries, other than Goldcorp Common Shares issuable upon the exercise of Goldcorp Options or Goldcorp Warrants granted prior to the date of this Agreement and Goldcorp Options granted in the ordinary course consistent with past practice and Goldcorp Common Shares issuable upon the exercise thereof; (iv) redeem, purchase or otherwise acquire any of the outstanding Goldcorp Shares or other securities; (v) split, combine or reclassify any of the Goldcorp Shares; (vi) adopt a plan of liquidation or resolutions providing for the liquidation, dissolution, merger, consolidation or reorganization of Goldcorp; or (vii) take any other action that would have a Material Adverse Effect on Goldcorp;

(c)	other than increases disclosed in the Goldcorp Disclosure Letter or those that do not exceed $1,000,000 in the aggregate, Goldcorp shall not, and shall not permit any of its Subsidiaries to, grant to any officer or director an increase in compensation in any form, grant any general salary increase other than in accordance with the requirements of any existing collective bargaining or union contracts, make any loan to any officer or director, or take any action with respect to the grant of any severance or termination pay (otherwise than pursuant to its current severance or termination pay policies heretofore disclosed to Wheaton) to, or the entering into of any employment agreement with, any senior officer or director of Goldcorp or any of its Subsidiaries, or with respect to any increase of benefits payable under its current severance or termination pay policies; and

(d)	neither Goldcorp nor any of the Goldcorp Subsidiaries shall take any action that (without regard to any action taken or agreed to be taken by Wheaton or any of the Wheaton Subsidiaries) would prevent the Offer and the Subsequent Acquisition Transaction, considered together as a single integrated transaction, from qualifying as a reorganization within the meaning of Section 368(a) of the U.S. Tax Code.

7.     ADDITIONAL AGREEMENTS

7.1      Other Filings. Each of Goldcorp and Wheaton has filed, or as promptly as practicable hereafter, will prepare and file, any filings required under the Securities Laws and the Investment Laws relating to the Offer and the transactions contemplated by this Agreement. Each of Goldcorp and Wheaton shall cooperate with each other in the preparation of such filings and shall furnish to the other all such information concerning it and its Subsidiaries as may be required for such filings.

7.2      Notice of Material Adverse Change. From the date of this Agreement until the termination of this Agreement, each of Goldcorp and Wheaton will promptly notify the other, in writing, upon the occurrence of any Material Adverse Change in respect of itself.

7.3      Additional Agreements. Subject to the terms and conditions herein provided and to fiduciary obligations under applicable law as advised by legal counsel in writing, each of Goldcorp and Wheaton will use its best efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective as promptly as practicable the transactions contemplated by this Agreement, including the Offer and the transactions contemplated by Article 3, and to cooperate with each other in connection with the foregoing, including using reasonable commercial efforts to obtain all necessary consents, approvals and authorizations as are required to be obtained under any applicable law, to defend all lawsuits or other legal proceedings challenging this Agreement or the consummation of the transactions contemplated by this Agreement, including the Offer and the transactions contemplated by Article 3, to cause to be lifted or rescinded any injunction or restraining order or other order adversely affecting the ability of the parties to consummate the transactions contemplated by this Agreement, including the Offer and the transactions contemplated by Article 3, and to effect all necessary registrations and other filings and submissions of information requested by any governmental department, commission, board, bureau, agency or instrumentality.

7.4     Fees and Expenses. All fees, costs and expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement will be paid by the party incurring such fees, costs or expenses.

7.5     Access to Information; Confidentiality.

(a)	From the date of this Agreement until any termination of this Agreement, Wheaton will, and will cause its Subsidiaries, directors, officers, employees and agents to, afford to Goldcorp and to the directors, officers, employees and agents of Goldcorp reasonable access to Wheaton’s and the Wheaton Subsidiaries’ officers, employees, agents, properties, books, records and contracts, and will furnish Goldcorp with all data and information as Goldcorp may reasonably request, subject to the conditions contained in this Agreement and the Confidentiality Agreement.

(b)	From the date of this Agreement until any termination of this Agreement, Goldcorp will, and will cause its Subsidiaries, directors, officers, employees and agents to, afford to Wheaton and to the directors, officers, employees and agents of Wheaton reasonable access to Goldcorp’s and the Goldcorp Subsidiaries’ officers, employees, agents, properties, books, records and contracts, and will furnish Wheaton with all data and information as Wheaton may reasonably request, subject to the conditions contained in this Agreement and the Confidentiality Agreement.

7.6     Goldcorp Meeting. As soon practicable after the date of this Agreement, Goldcorp will:

(a)	prepare the Goldcorp Circular, the form and content of which will comply in all material respects with the requirements of the Securities Laws. Goldcorp will send the Goldcorp Circular to Goldcorp Shareholders by mail, and will file the Goldcorp Circular and other documents required to be filed by Goldcorp under the Securities Laws with the applicable securities regulatory authorities, in accordance with the Securities Laws.

Prior to the final approval of the Goldcorp Circular by the board of directors of Goldcorp, Goldcorp shall provide Wheaton with an opportunity to review and comment on it, recognizing that whether or not such comments are appropriate will be determined by Goldcorp and its board of directors, acting reasonably; and

(b)	provided that Goldcorp has received all regulatory waivers, consents and approvals that are necessary to permit Goldcorp to convene the Goldcorp Meeting, and provided further that Goldcorp is not otherwise prohibited from convening the Goldcorp Meeting, Goldcorp will convene the Goldcorp Meeting prior to February 4, 2005.

8.     ACQUISITION PROPOSALS; SUPERIOR PROPOSALS

8.1     Non-Solicitation. Except as permitted under sections 8.2 and 8.5, neither Wheaton nor Goldcorp will, directly or indirectly:

(a)	solicit, initiate, encourage or facilitate (including by way of furnishing non-public information) any inquiries or proposals regarding any Acquisition Proposal;

(b)	participate in any discussions or negotiations regarding any Acquisition Proposal;

(c)	approve or recommend any Acquisition Proposal; or

(d)	accept, support or enter into any agreement, arrangement or understanding related to any Acquisition Proposal.

Additionally, each of Wheaton and Goldcorp:

(e)	will immediately cease and cause to be terminated all existing discussions or negotiations, directly or indirectly, with any person with respect to any Acquisition Proposal;

(f)	will not, directly or indirectly, waive or vary any terms or conditions of any confidentiality or non-disclosure or standstill agreement entered into prior to the date of this Agreement between it and any person considering any Acquisition Proposal and will immediately request the return (or the deletion from retrieval systems and data bases or the destruction) of all information provided by it, directly or indirectly, to any such person;

(g)	in the case of Wheaton, will promptly reaffirm its recommendation that Wheaton Shareholders accept the Offer, after a determination by the board of directors of Wheaton that any Acquisition Proposal that has been publicly disclosed is not a Superior Proposal; and

(h)	in the case of Goldcorp, will promptly recommend that Goldcorp Shareholders not accept any Acquisition Proposal that is publicly disclosed, after a determination by the board of directors of Goldcorp that any such Acquisition Proposal is not a Superior Proposal (and shall include such recommendation in any directors’ circular or other document sent to Goldcorp Shareholders in response to any such Acquisition Proposal).

8.2     Permitted Actions.

(a)	Subject to section 8.3, nothing in this Agreement shall prevent the board of directors of Wheaton or Goldcorp from receiving, considering, participating in discussions or negotiations and entering into confidentiality agreements or providing information, in each case pursuant to section 8.5, regarding a bona fide written Acquisition Proposal that:

(i)	did not result from a breach of section 8.1; and

(ii)	the board of directors of Wheaton or Goldcorp, as applicable, has determined by formal resolution passed in good faith and acting reasonably after consultation with its financial advisors and outside legal counsel, is or could reasonably be expected to, if consummated in accordance with its terms, result in a transaction more favourable, from a financial point of view, to the Wheaton Shareholders or to the Goldcorp Shareholders, as applicable, than the Offer, but only if and to the extent that the board of directors of Wheaton or Goldcorp, as applicable, also has determined by formal resolution, in good faith, acting reasonably, after considering the opinion of its outside legal counsel, that the failure to take such action would be inconsistent with the fiduciary duties of the board of directors of Wheaton or Goldcorp, as applicable (any such Acquisition Proposal being a “Superior Proposal”).

(b)	The board of directors of each of Wheaton and Goldcorp will not approve, recommend, accept, support or enter into any other agreement, arrangement or understanding in respect of any Acquisition Proposal, except in accordance with sections 8.2, 8.3, 8.4, 8.5 and 8.6.

(c)	Nothing in this Agreement shall prohibit the board of directors of Wheaton or Goldcorp from delivering a directors’ circular or solicitation/recommendation on Schedule 14D-9 as required by the Securities Laws in response to an unsolicited take-over bid for Wheaton Common Shares or Goldcorp Common Shares, as applicable, in respect of which it has not breached its obligations under this Agreement.

(d)	Goldcorp represents and warrants that the board of directors of Goldcorp has determined by formal resolution that the proposed offer for Goldcorp Common Shares announced by Glamis Gold Ltd. on December 16, 2004 is not a Superior Proposal and accordingly, the parties agree that such proposal is not a Superior Proposal for the purposes of this Agreement.

8.3     Notice Concerning Acquisition Proposal. Each of Wheaton and Goldcorp will immediately notify the other, at first orally and then promptly in writing, of any Acquisition Proposal that becomes known to it, or any amendment to any Acquisition Proposal, or any request for information relating to it or any of its Subsidiaries in connection with any Acquisition

Proposal or for access to the properties, books or records of it or any of its Subsidiaries by any person that may be proposing, or has made a proposal for, any Acquisition Proposal. Provided Goldcorp or Wheaton, as applicable, agrees to such requirements as to the confidentiality to be afforded in respect of any Acquisition Proposal that the person proposing such Acquisition Proposal may reasonably request, such notice shall include: (i) a description of the material terms and conditions of such Acquisition Proposal; (ii) the identity of the person making such Acquisition Proposal, inquiry or contact; and (iii) such other details of such Acquisition Proposal, inquiry, contact, discussions or negotiations as Goldcorp or Wheaton, as applicable, may reasonably request. Each of Wheaton and Goldcorp shall, upon request from the other, provide further notices of the status (including any change to the material terms) of any such Acquisition Proposal or inquiry or contact.

8.4     Access to Information. If Wheaton or Goldcorp receives a request for information from a person that has made a bona fide written Acquisition Proposal that meets the requirements of subsections 8.2(a)(i) and 8.2(a)(ii), then, and only in that case, Wheaton or Goldcorp, as applicable, may provide such person with access to information regarding the Wheaton Group of Companies or the Goldcorp Group of Companies, as applicable (provided that any information in addition to that which had been previously provided to the other party shall be contemporaneously provided to the other party); provided that such person has executed a confidentiality agreement containing terms at least as favourable to Wheaton or Goldcorp, as applicable, as those contained in the Confidentiality Agreement.

8.5     Proceeding With a Superior Proposal.

(a)	Subject to Goldcorp’s rights and Wheaton’s obligations under section 8.6, Wheaton may accept, approve or recommend or enter into an agreement, understanding or arrangement to proceed with a Superior Proposal in respect of which there has been no breach of this Article 8 and withdraw, modify or change its recommendation concerning the Offer in connection therewith, but only if:

(i)	Wheaton has complied with its obligations under this Article 8 and has provided Goldcorp with a copy of all documentation (including unexecuted final documentation) relating to the Superior Proposal (provided Goldcorp agrees to requirements as to the confidentiality to be afforded in respect of that Superior Proposal that the person proposing such Superior Proposal may reasonably request);

(ii)	a period (the “Response Period”) of five business days shall have elapsed from the date on which Goldcorp received written notice from the board of directors of Wheaton that the board of directors of Wheaton determined, subject only to compliance with this section 8.5, to accept, approve, recommend or enter into a binding agreement to proceed with the Superior Proposal; and

(iii)	the board of directors of Wheaton has considered any amendment to the terms of the Offer that increases or modifies the consideration (or value of the consideration) to be received by the Wheaton Shareholders proposed by Goldcorp before the end of the Response Period and determined by formal resolution, in good faith, acting reasonably after consultation: (x) with its financial advisors, that the Superior Proposal is more favourable to Wheaton Shareholders from a financial point of view than the Offer (with the amendments, if any, proposed by Goldcorp); and (y) with its outside legal counsel, that the failure to enter into a binding agreement in respect of the Superior Proposal would be inconsistent with its fiduciary duties.

(b)	Goldcorp may accept, approve or recommend or enter into an agreement, understanding or arrangement to proceed with a Superior Proposal in respect of which there has been no breach of this Article 8, but only if:

(i)	Goldcorp has complied with its obligations under this Article 8 and has provided Wheaton with a copy of all documentation (including unexecuted final documentation) relating to the Superior Proposal (provided Wheaton agrees to requirements as to the confidentiality to be afforded in respect of that Superior Proposal that the person proposing such Superior Proposal may reasonably request); and

(ii)	the board of the directors of Goldcorp has determined by formal resolution, in good faith, acting reasonably after consultation: (x) with its financial advisors, that the Superior Proposal is more favourable to the Goldcorp Shareholders from a financial point of view than the Offer; and (y) with its outside legal counsel, that the failure to enter into a binding agreement in respect of the Superior Proposal would be inconsistent with its fiduciary duties.

8.6     Response by Goldcorp. During the Response Period, Goldcorp will have the right, but not the obligation, to offer to amend the terms of the Offer and this Agreement. The board of directors of Wheaton will review any such proposal by Goldcorp to amend the terms of the Offer and this Agreement, including, without limitation, an increase in, or modification of, the consideration to be received by the Wheaton Shareholders (or value of such consideration), in good faith, acting reasonably in consultation with its financial advisors and outside legal counsel, to determine whether the Acquisition Proposal to which Goldcorp is responding would be a Superior Proposal when assessed against the Offer and this Agreement as they are proposed by Goldcorp to be amended. If the board of directors of Wheaton does not make the determination referred to in section 8.5(a)(iii), the board of directors of Wheaton will promptly reaffirm its recommendation of the Offer (as so amended by Goldcorp) as described in section 2.9 and Goldcorp and Wheaton shall enter into an amending agreement to this Agreement to reflect Goldcorp’s amended Offer.

8.7     Amendment to any Acquisition Proposal. Each successive amendment to any Acquisition Proposal that results in an increase in, or modification of, the consideration (or value of such consideration) to be received by the Wheaton Shareholders or the Goldcorp Shareholders, as applicable, shall constitute a new Acquisition Proposal for the purposes of sections 8.5 and 8.6, and, in the case of an amendment of an Acquisition Proposal for Wheaton, Goldcorp shall be afforded a new Response Period in respect of each such Acquisition Proposal.

9.     TERM, TERMINATION, AMENDMENT AND WAIVER

9.1     Term. This Agreement shall be effective from the date of this Agreement until it has been terminated in accordance with this Article 9.

9.2     Termination. This Agreement may be terminated, by written notice promptly given to the other party to this Agreement, at any time prior to the time the Offeror first takes up and pays for Wheaton Common Shares under the Offer:

(a)	by either Goldcorp or Wheaton, if the Offeror shall not have taken up and paid for Wheaton Common Shares under the Offer on or before the Expiry Date, or Goldcorp or Wheaton, as applicable, shall have concluded, acting reasonably, that a condition to the Offer is not capable of satisfaction on or before the Expiry Date (excluding where this Agreement may be terminated pursuant to subsection 9.2(i)), unless the reason for the Offeror not so taking up and paying for the Wheaton Common Shares or for the relevant condition not being capable of satisfaction is due to the failure of the party seeking to terminate this Agreement to perform any of the obligations under this Agreement required to be performed by such party; or

(b)	by Goldcorp, if the Offer terminates or expires at the Expiry Time without the Offeror taking up and paying for any Wheaton Common Shares due to the non-satisfaction of any condition set forth in the Offer that has not been waived, other than as a result of Goldcorp’s failure to perform any of its obligations under this Agreement; or

(c)	by either Goldcorp or Wheaton, if the board of directors of Wheaton, pursuant to section 8.5, shall withdraw, modify or change its recommendation concerning the Offer; or

(d)	by Goldcorp, if the board of directors of Wheaton approves, recommends or accepts, or enters into any agreement, undertaking or arrangement in respect of, an Acquisition Proposal; or

(e)	by either Goldcorp or Wheaton, if the board of directors of Goldcorp, pursuant to section 8.5, determines to accept, approve, recommend or enter into an agreement, understanding or arrangement to proceed with a Superior Proposal; or

(f)	by Wheaton, if the board of directors of Goldcorp approves, recommends or accepts, or enters into any agreement, undertaking or arrangement in respect of, an Acquisition Proposal; or

(g)	by either Goldcorp or Wheaton, if the other such party shall not have complied or cannot comply in all material respects with such other party’s covenants and obligations under this Agreement to be complied with at or prior to the Expiry Time, or if any of the representations and warranties of such other party under this Agreement are not true and correct in all respects, in the case of representations and warranties qualified by materiality, and in all material respects in the case of all other representations and warranties; or

(h)	by Wheaton, if there shall have occurred after the date hereof any Material Adverse Change of Goldcorp; or

(i)	by either Goldcorp or Wheaton, if the Goldcorp Shareholders do not approve the Goldcorp Share Issuance by a simple majority of the votes cast by the Goldcorp Shareholders, present in person or represented by proxy, at the Goldcorp Meeting; or

(j)	by either Goldcorp or Wheaton, if an Acquisition Proposal in respect of the other party is completed.

9.3     Termination Fee.

(a)	Wheaton shall forthwith pay to Goldcorp a termination fee of $35 million if any of the following events shall occur:

(i)	termination of this Agreement pursuant to subsections 9.2(c) or 9.2(d); or

(ii)	the board of directors of Wheaton fails to reaffirm its recommendation of the Offer by press release within a reasonable time after the public announcement or commencement of any Acquisition Proposal; or

(iii)	on or after December 5, 2004 and prior to the Expiry Time, an Acquisition Proposal in respect of Wheaton is publicly announced or any person has publicly announced an intention to make such Acquisition Proposal, and such Acquisition Proposal either has been accepted or has not expired, been withdrawn or been publicly abandoned, and (A) the Offer is not completed as a result of the Minimum Tender Condition not having been met, and (B) such Acquisition Proposal is completed on or prior to September 30, 2005.

(b)	Goldcorp shall forthwith pay to Wheaton a termination fee of $35 million if any of the following events shall occur:

(i)	termination of this Agreement pursuant to subsections 9.2(e), 9.2(f) or 9.2(i); or

(ii)	on or after December 5, 2004 and prior to the Expiry Time, an Acquisition Proposal in respect of Goldcorp is publicly announced or any person has publicly announced an intention to make such Acquisition Proposal, and such Acquisition Proposal either has been accepted or has not expired, been withdrawn or been publicly abandoned, and (A) the Offer is not commenced or completed, and (B) such Acquisition Proposal is completed on or prior to September 30, 2005.

(c)	In the event this Agreement is terminated pursuant to subsection 9.2(g), and at the time of termination the terminating party has complied in all material respects with its covenants and obligations under this Agreement and the representations and warranties given by the terminating party under this Agreement are true and correct, in the case of representations and warranties qualified by materiality, and true and correct in all material respects, in the case of all other representations and warranties, the other party will forthwith pay to the terminating party a termination fee of $35 million.

(d)	No party shall be obligated to make more than one payment pursuant to this section 9.3.

9.4     Effect of Termination. If this Agreement is terminated as provided in this Article 9: (i) this Agreement shall forthwith become void and there shall be no liability on the part of Goldcorp or Wheaton under this Agreement, except as set forth in section 9.3; and (ii) if such termination by Goldcorp occurs prior to the purchase by the Offeror of Wheaton Common Shares pursuant to the Offer, the Offer shall be terminated without any Wheaton Common Shares being so purchased. The parties each acknowledge that the payment amount set out in section 9.3 is a payment of liquidated damages which are a genuine pre-estimate of the damages the other party will suffer or incur as a result of such termination, and are not penalties.

9.5     Amendment. This Agreement may be amended only by mutual agreement between Goldcorp and Wheaton set forth in a written instrument signed on behalf of each of the parties.

9.6     Waiver. Either Goldcorp or Wheaton may, in a written instrument signed by the appropriate party: (i) extend the time for the performance of any of the obligations or other acts of the other party; (ii) waive compliance with any of the other party’s agreements or the fulfillment of any conditions to its own obligations contained in this Agreement; or (iii) waive inaccuracies in any of the other party’s representations or warranties contained in this Agreement or in any document delivered by such other party.

10.     GENERAL PROVISIONS

10.1      Notices. All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed to have been duly given or made as of the date delivered or sent if delivered personally or sent by facsimile transmission or sent by prepaid overnight courier to the parties at the following addresses (or at such other addresses as shall be specified by either party by notice to the other party); provided that notice to the respective legal counsel of Goldcorp and Wheaton set out below shall not constitute notice from one party to the other party under this Agreement:

(a)	if to Goldcorp:

145 King Street West Suite 2700 Toronto, Ontario M5H 1J8

Attention: Robert McEwen and Gregory Laing

Facsimile: (416) 361-6403 / (416) 865-3234

with a copy to:

Fraser Milner Casgrain LLP Suite 3900, One First Canadian Place 100 King Street West Toronto, Ontario M5X 1B2

Attention: Michael Melanson and Leslie Johnson

Facsimile: (416) 863-4592

(b)	if to Wheaton:

200 Burrard Street Suite 1560 Vancouver, B.C. V6C 3L6

Attention: Ian Telfer and Peter Barnes

Facsimile: (604) 696-3001

with a copy to:

Davies Ward Phillips &Vineberg LLP 44th Floor 1 First Canadian Place Toronto, Ontario M5X 1B1

Attention: William Gula and Vincent Mercier

Facsimile: (416) 863-0871

10.2      Miscellaneous. This Agreement: (i) constitutes, together with the Confidentiality Agreement, the entire agreement and supersedes all other prior agreements and understandings, both written and oral, among the parties, or any of them, with respect to the subject matter of this Agreement; (ii) shall be binding upon and enure to the benefit of the parties hereto and their respective successors and assigns and is not intended to confer upon any other person any rights or remedies under this Agreement; and (iii) may be executed in two or more counterparts, which, together, shall constitute a single agreement. The parties hereto shall be entitled to rely upon delivery of an executed facsimile copy of this Agreement, and such facsimile copy shall be legally effective to create a valid and binding agreement among the parties hereto. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any court of the Province of Ontario having jurisdiction, this being in addition to any other remedy to which the parties are entitled at law or in equity.

10.3      Publicity. So long as this Agreement is in effect, each of Goldcorp and Wheaton promptly shall advise, consult, cooperate and obtain written consent from the other party prior to issuing, or permitting any of its subsidiaries, directors, officers, employees or agents to issue, any press release or other statement to the media or any third party with respect to this Agreement or the transactions contemplated by this Agreement.

10.4      Assignment. Except as expressly permitted by the terms of this Agreement, neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned by either of the parties hereto without the prior written consent of the other party.

            IN WITNESS WHEREOF Goldcorp and Wheaton have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

GOLDCORP INC.
By:	/s/ Robert McEwen

WHEATON RIVER MINERALS LTD.
By:	/s/ Ian Telfer

SCHEDULE A

CONDITIONS OF THE OFFER

Goldcorp may withdraw the Offer (in which event the Offeror shall not be required to take up or pay for any Wheaton Common Shares deposited under the Offer) or extend the period of time during which the Offer is open (in which event, the Offeror may postpone taking up and paying for any Wheaton Common Shares deposited under the Offer), unless each of the following conditions has been satisfied in Goldcorp’s reasonable judgment, or has been waived by Goldcorp in its sole discretion, at or prior to the Expiry Time:

(a)	there shall have been properly deposited under the Offer and not withdrawn at the Expiry Time at least 66⅔% of the Wheaton Common Shares outstanding at the time Wheaton Common Shares are taken up under the Offer (the “Minimum Tender Condition”);

(b)	the Goldcorp Share Issuance is approved by a majority of votes cast by the Goldcorp Shareholders, present in person or represented by proxy at the Goldcorp Meeting;

(c)	the board of directors of Wheaton shall have unanimously recommended that Wheaton Shareholders tender their Wheaton Common Shares to the Offer, and not withdrawn such recommendation;

(d)	the Acquisition Agreement shall not have been terminated by Wheaton or by Goldcorp in accordance with its terms;

(e)	all necessary orders, authorizations or consents shall have been obtained under the Securities Laws in respect of the issuance of the Goldcorp Common Shares pursuant to the Offer and a registration statement relating to such Goldcorp Common Shares to be issued pursuant to the Offer shall have become effective under the 1933 Act and no stop order relating to such registration statement shall be in effect;

(f)	Goldcorp shall have received waivers relating to any change of control provisions in any note, bond, mortgage, indenture, license, lease, contract, agreement or other instrument or obligation to which Wheaton or any of its Subsidiaries is a party or by which any of them or any of their properties or assets may be bound, except such waivers, the absence of which, would not, in the aggregate, have a Material Adverse Effect on Wheaton and its Subsidiaries, on a consolidated basis;

(g)	there shall not be in effect as of the Expiry Time, as it may be extended, any temporary restraining order, preliminary or permanent injunction, statute, rule, regulation, order or decree enacted, entered, promulgated, issued or enforced by any court, administrative agency or commission or other governmental authority or instrumentality which challenges, prohibits, restricts or makes illegal the consummation of any or all of the Offer or the Subsequent Acquisition Transaction;

(h)	there shall not be pending or threatened any suit, action or proceeding by any court, administrative agency or commission or other governmental authority or instrumentality: (i) seeking to restrain or prohibit the completion of the Offer or seeking to obtain from Goldcorp or Wheaton or their respective Subsidiaries any damages that are material in relation to Wheaton and Goldcorp and their Subsidiaries, considered as a whole; (ii) seeking to prohibit or limit the ownership, control or operation by Goldcorp or any of the Goldcorp Subsidiaries of any portion of the business or assets of Wheaton or Goldcorp or any of their respective Subsidiaries that is material in relation to Wheaton and Goldcorp and their Subsidiaries, considered as a whole, or to compel Wheaton or Goldcorp or any of their respective Subsidiaries to dispose of or hold separate any portion of the business or assets of Wheaton or Goldcorp or any of their respective Subsidiaries that is material in relation to Wheaton and Goldcorp and their Subsidiaries, considered as a whole; or (iii) which otherwise is reasonably likely to have a Material Adverse Effect on Goldcorp and Wheaton and their Subsidiaries, considered as a whole;

(i)	there shall not have occurred after the date of the Offer any Material Adverse Change of Wheaton; and

(j)	Goldcorp shall have obtained or received all approvals, consents or confirmations sought by Goldcorp or required to be obtained or received by Goldcorp, from any administrative agency or commission or other governmental authority or instrumentality in connection with the Offer under the Foreign Acquisition and Takeovers Act 1975 (Cth) (Australia) and in Brazil, Argentina and Mexico; and the Commissioner of Competition shall have issued an advance ruling certificate pursuant to Section 102 of the Competition Act (Canada) or, alternatively, any applicable waiting period related to merger pre-notification under Part IX of the Competition Act (Canada) shall have expired and the Commissioner shall have advised (which advice will not have been rescinded or amended), to the satisfaction of Goldcorp, in its reasonable judgment, that the Commissioner does not intend to oppose the acquisition contemplated by the Offer if such advice is considered by Goldcorp, in its reasonable judgment, to be desirable;

The conditions listed above are for the exclusive benefit of Goldcorp, and Goldcorp may assert them regardless of the circumstances giving rise to any of the conditions. Unless precluded from doing so by applicable law, Goldcorp may, in its sole discretion, waive any of these conditions in whole or in part, other than the Minimum Tender Condition. The Minimum Tender Condition may only be waived by Goldcorp with the written consent of Wheaton. The determination as to whether any condition has been satisfied shall be in Goldcorp’s reasonable judgment and will be final and binding on all parties. The failure by Goldcorp at any time to exercise any of the foregoing rights shall not be deemed a waiver of any right and each right shall be deemed a continuing right that may be asserted at any time and from time to time until immediately following the Expiry Time and, as to conditions involving receipt of necessary government approvals, thereafter. The conditions listed above shall be conclusively deemed to have been satisfied or waived upon the taking up by the Offeror of any Wheaton Common Shares pursuant to the Offer.

Goldcorp reserves the right to terminate the Offer on or prior to the Expiry Time if any condition to the Offer remains unsatisfied or has not been waived.

SCHEDULE B

GOLDCORP SUBSIDIARIES AND
GOLDCORP SIGNIFICANT INTEREST COMPANIES

Goldcorp Subsidiaries

	Jurisdiction of	Percentage of
Subsidiary	Incorporation	Securities Held
Wharf Resources Ltd.	Ontario	100%
Wharf Resources (U.S.A.), Inc.	Colorado	100%
Wharf Resources Management Inc.	Delaware	100%
Wharf Reward Mines Inc.	Delaware	100%
1016203 Alberta Inc.	Alberta	100%
3984923 Canada Inc.	Ontario	100%
Kenwest Mines Ltd.	Ontario	60%
1227905 Ontario Inc.	Ontario	100%
1227904 Ontario Inc.	Ontario	100%
1211539 Ontario Inc.	Ontario	100%
Goldcorp Acquisitions Inc.	Ontario	100%
CSA Management Enterprises Ltd.	Ontario	100%
912413 Ontario Inc.	Ontario	100%
MacPass Resources	Ontario	62.213%
Lexam Exploration Corp. of America Inc.	Ontario	100%

	Jurisdiction of	Percentage of
Subsidiary	Incorporation	Securities Held
Wharf Gold Mines	Delaware	99%
Wharf Resources Mine Division	Delaware	100%
Golden Reward Mining Company Limited	Ontario	100%

Goldcorp Significant Interest Companies

	Jurisdiction of	Percentage of
Company	Incorporation	Securities Held
Lexam Explorations Ltd.	Ontario	49.8%

SCHEDULE C

WHEATON SUBSIDIARIES AND
WHEATON SIGNIFICANT INTEREST COMPANIES

Wheaton Subsidiaries

	Jurisdiction of	Percentage of
Subsidiary	Incorporation	Securities Held
Silver Wheaton (Caymans) Ltd.	Cayman Islands	64%
Wheaton Trading (Caymans) Ltd.	Cayman Islands	100%
Silver Wheaton Corp.	Canada	64%
Wheaton Minerals Asia Pacific Pty Ltd.	State of Victoria, Australia	100%
Peak Gold Mines Pty Ltd.	State of Victoria, Australia	100%
Musto Explorations (Bermuda) Ltd.	Bermuda	75%
Luismin, S.A. de C.V.	Mexico	99.99%
Servicios Administrativos Luismin, S.A. de C.V.	Mexico	99.99%
Compania Minera Pena de Bernal, S.A. de C.V.	Mexico	99.99%
Minas de San Luis, S.A. de C.V.	Mexico	99.99%
Compania Minera Dos Estrellas 77, S.A. de C.V.	Mexico	99.99%
Minera Nordica S.A. de C.V.	Mexico	60%
Compania Minera Astumex, S.A. de C.V.	Mexico	99.99%
Minera Urique, S.A. de C.V.	Mexico	99.99%
Compania Minera Thesalia, S.A. de C.V.	Mexico	99.99%

	Jurisdiction of	Percentage of
Subsidiary	Incorporation	Securities Held
Aerolinas Holdings S.A. de C.V.	Mexico	99.99%
Transportes Aeros Terrestres, S.A. de C.V.	Mexico	99.99%
Servicios Administrativos Los Filos, S.A. de C.V.	Mexico	99.99%
Compania Minera Nukay	Mexico	99.9%
Minera Norte de Durango S.A. de C.V.	Mexico	99.9%
Administradera de Negocias Mineras, S.A. de C.V.	Mexico	99.9%
ESB 119 Administração e Participacoes Ltda.	Brazil	99.99%
Wheaton Gold do Brasil Ltda.	Brazil	99.99%
Mineração Pedra Branca do Amapari Ltda.	Brazil	99.9%
Mineração Serra da Canga Ltda.	Brazil	70%
Marina Norte Empreedimentos de Mineracão S.A.	Brazil	70%
Wheaton River Nunavut Ltd.	Alberta	100%
175595 Canada Inc.	Canada	100%
North American Metals Corp.	British Columbia	100%
Wheaton River (Cayman Islands) Ltd.	Cayman Islands	100%
Wheaton River Canada Pampas Ltd.	Ontario	100%
Wheaton River Cayman Pampas Ltd.	Cayman Islands	100%
Wheaton River (Alumbrera) Ltd.	Ontario	100%
Wheaton River Minerals (Sweden) AB	Sweden	100%

Wheaton Significant Interest Companies

	Jurisdiction of	Percentage of
Company	Incorporation	Securities Held
Minera Alumbrera Limited	Antigua	37.5%
Cayman Pampas Ltd.	Cayman Islands	50%
Canada Pampas Ltd.	Ontario	50%
Minera Media Luna S.A. de C.V.	Mexico	14% (7.2% participating)

SCHEDULE D

DESCRIPTION OF GOLDCORP OPTIONS

Number	Exercise Price	Date Granted *	Expiry Date
29,800	$6.625	October 2, 1996	October 2, 2006
21,200	$4.40	September 5, 1997	September 5, 2007
80,000	$3.675	May 28, 1998	May 28, 2008
90,000	$3.90	December 15, 1998	December 15, 2008
122,550	$2.05	December 22, 1998	December 22, 2008
191,808	$3.25	March 6, 2000	March 6, 2010
39,000	$4.975	August 9, 2000	August 9, 2010
10,334	$4.625	November 7, 2000	November 7, 2010
1,800	$5.00	March 6, 2001	March 6, 2011
6,500	$6.175	April 24, 2001	April 24, 2011
5,000	$.6275	May 8, 2001	May 8, 2011
5,500	$8.475	December 11, 2001	December 11, 2011
1,702,400	$12.55	February 12, 2002	February 12, 2012
32,500	$12.715	March 5, 2002	March 5, 2012
10,000	$13.30	April 8, 2002	April 8, 2012
666,667	$11.40	July 29, 2002	July 29, 2012

Number	Exercise Price	Date Granted *	Expiry Date
5,000	$16.75	September 4, 2002	September 4, 2012
5,000	$15.98	June 3, 2003	June 3, 2013
1,678,870	$17.50	August 19, 2003	August 19, 2013
25,000	$19.12	October 2, 2003	October 2, 2013
5,000	$10.06	October 8, 2003	October 8, 2013
75,000	$19.46	October 16, 2003	October 16, 2013
12,500	$23.80	December 2, 2003	December 2, 2013
5,000	$18.50	April 6, 2004	April 6, 2014
5,000	$17.78	April 20, 2004	April 20, 2014
5,000	$16.42	September 2004	September 20, 2014
1,303,050	$16.87	September 23, 2004	September 23, 2014
5,000	$17.15	December 6, 2004	December 6, 2014

• Options vest 1/3 after 1st anniversary of grant date; 1/3 after 2nd anniversary of grant date and 1/3 after 3rd anniversary of grant date.

SCHEDULE E

DESCRIPTION OF WHEATON OPTIONS

Number	Exercise Price	Vesting Date	Expiry Date
970,000	$0.57	May 23, 2001	May 23, 2006
1,338,997	$1.16	1/3 July 5, 2002	June 19, 2007
		1/3 July 5, 2003
		1/3 July 5, 2004
57,000	$1.15	October 1, 2002	October 1, 2007
2,360,000	$1.40	February 27, 2003	February 27, 2006
5,945,500	$1.60	June 13, 2003	June 13, 2008
140,000	$1.92	August 18, 2003	August 18, 2008
8,690,000	$3.25	November 17, 2003	November 17, 2008
675,000	$3.70	February 10, 2004	February 10, 2009
150,000	$3.92	March 16, 2004	March 16, 2008
80,000	$3.88	June 23, 2004	June 23, 2009
250,000	$3.83	September 29, 2004	September 29, 2009
275,000	$3.75	December 3, 2004	December 3, 2009

The total number of Wheaton Common Shares available under the Wheaton Share Option Plan for the grant of options in future is 627,566.

SCHEDULE F

LIST OF GOLDCORP PRINCIPAL PROPERTIES

As of the date of the Acquisition Agreement to which this Schedule F is attached, Goldcorp has interests in the following principal mining properties:

(i)	Red Lake Mine in Ontario, Canada;

(ii)	Wharf Mine in South Dakota, United States under title to, or leases held by Wharf Resources (U.S.A.), Inc., which is 100% owned by Wharf Resources Ltd.; and

(iii)	Saskatchewan Minerals in Saskatchewan, Canada.

SCHEDULE G

LIST OF WHEATON PRINCIPAL PROPERTIES

As of the date of the Acquisition Agreement to which this Schedule G is attached, Wheaton has interests in the following principal mining properties:

(i)	Bajo de la Alumbrera in Catamarca, Argentina under lease to Minera Alumbrera Limited;

(ii)	The Tayolita Mine, Santa Rita Mine and San Antonio Mine located in the San Dimas District, Durango and Sinaloa States, Mexico each owned by Minas de San Luis, S.A. de C.V. and the San Martin Mine in the State of Querétaro, Mexico owned by Compania Minera Pena de Bernal, S.A. de C.V.;

(iii)	Peak Mine in New South Wales, Australia owned by Peak Gold Mines Pty Ltd.;

(iv)	Los Filos Project in Nukay District, Mexico owned by Minas de San Luis, S.A. de C.V.; and

(v)	Amapari Project in Amapari and certain border regions of Brazil owned by Mineracao Pedra Bronco do Amapari Ltda. and Mineracao Serra de Canga Ltda.

SCHEDULE H

LIST OF GOLDCORP OFFICERS

Name	Position
Robert R. McEwen	Chief Executive Officer
John A. Begeman	Vice-President, Western Operations
Brad Boland	Vice-President, Finance
Gilles Filion	Vice-President, Exploration
Michael Hoffman	Vice-President, Projects
R. Gregory Laing	Vice-President, Legal
Perry Y. Ing	Corporate Controller

SCHEDULE I

LIST OF WHEATON OFFICERS

Name	Position
Ian W. Telfer	Chief Executive Officer
Eduardo Luna	Executive Vice-President
Peter Barnes	Executive Vice-President and Chief Financial Officer
Russel Barwick	Executive Vice-President and Chief Operating Officer
Paul M. Stein	Secretary

LIST OF WHEATON SIGNIFICANT INTEREST COMPANY OFFICERS

Name	Position
Bill Koutsouras	Director and Secretary — Cayman Pampas Ltd.
Wayne McManus	Director and Assistant Secretary — Cayman Pampas Ltd.
Randy Smallwood	Member — Minera Media Luna S.A. de C.V.
Frederico Villasenor Buchanan	Member — Minera Media Luna S.A. de C.V.